Filed pursuant to Rule 424(b)(5)
Registration No. 333-55994
The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MAY 31, 2006
PROSPECTUS SUPPLEMENT

(To prospectus dated March 5, 2001)
$
Post Apartment Homes, L.P.
% Notes due

     Post Apartment Homes will pay interest on the notes on            and            of each year, beginning      , 2006. The notes will mature on      , . Post Apartment Homes may redeem some or all of the notes at any time at the prices described in this prospectus supplement.
     The notes will be senior unsecured indebtedness of Post Apartment Homes and rank equally with Post Apartment Homes’ other senior unsecured indebtedness and will be effectively subordinate to Post Apartment Homes’ secured indebtedness and indebtedness of its subsidiaries. The notes will be issued only in fully registered book-entry form without coupons and in denominations of $1,000.

Investing in the notes involves risks. See “Risk Factors” included in Post Apartment Homes’ Annual Report on Form 10-K, as amended, for the year ended December 31, 2005 and incorporated herein by reference.

	Per note	Total
Price to public	%	$
Underwriting discount	%	$
Proceeds to Post Apartment Homes	%	$
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about      , 2006.

Joint Book-Running Managers

Wachovia Securities	JPMorgan

SunTrust Robinson Humphrey

Wells Fargo Securities

Daiwa Securities America Inc.

PNC Capital Markets LLC
The date of this prospectus supplement is      , 2006.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither Post Apartment Homes nor the underwriters have authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither Post Apartment Homes nor the underwriters are making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Post Apartment Homes’ business, financial condition, results of operations and prospects may have changed since those dates.

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POST APARTMENT HOMES
     In this prospectus supplement and the accompanying prospectus, we refer to Post Apartment Homes, L.P. as “Post Apartment Homes” and Post Properties, Inc. as “Post Properties”. Unless the context requires otherwise, the words “we”, “us” and “our” used in this prospectus supplement and the accompanying prospectus refer to Post Apartment Homes, Post Properties and their subsidiaries.
     We are one of the largest operators of upscale multifamily communities in the United States. At May 26, 2006, we owned 61 apartment communities containing approximately 22,057 apartment units, including 545 apartment units in two communities held in unconsolidated entities and including 512 apartment units in two communities currently under development. We are also developing 230 for-sale condominium homes in two communities and are converting 597 apartment units in four communities (including one in an unconsolidated entity, containing 121 units) into for-sale condominium homes through a taxable REIT subsidiary. At March 31, 2006, approximately 46.2%, 18.3%, 9.2% and 8.7% (on a unit basis) of our operating communities were located in the Atlanta, Georgia, Dallas, Texas, the greater Washington, D.C. and Tampa, Florida metropolitan areas, respectively. For the three month period ended March 31, 2006, the average economic occupancy rate, defined as gross potential rent less vacancy losses, model expenses and bad debt expenses divided by gross potential rent for the period, of all of our stabilized (same store) communities was 95.2%. The average monthly rental rate per apartment unit at these communities for the three month period ended March 31, 2006 was $1,111.
     Our business strategy is to deliver superior satisfaction and value to our residents, associates and investors, with a vision to be the first choice in quality multifamily living. Key elements of our business strategy are as follows:
Investment, Disposition and Acquisition Strategy
     Our investment, disposition and acquisition strategy is to shape and rebalance our real estate portfolio to achieve uniformly high quality, low average age properties and cash flow diversification. We plan to achieve our objectives by reducing our asset concentration in Atlanta, Georgia and Dallas, Texas, while at the same time, building critical mass in other core markets where we may currently lack the portfolio size to achieve operating efficiencies and the full value of the Post® brand. We define critical mass for this purpose as at least 2,000 apartment units or $200 million of investment in a particular market. Our goal is ultimately to reduce our concentration in Atlanta, Georgia, measured by dollars invested, to not more than 30% of the portfolio.
     We plan to achieve our objectives by selling our oldest and least competitively located properties, and we may also consider selling joint venture interests in some of our core properties or selectively converting some of these properties to for-sale (condominium) housing. We expect that this strategy will provide capital to reinvest in new communities in dynamic neighborhoods and may also allow for leveraged returns through joint venture structures that preserve Post® branded property and asset management.
     We are focusing on a limited number of major cities and have substantially re-established our regional value creation capabilities. We have added skilled personnel to more effectively pursue acquisitions, development, dispositions and select multifamily for-sale (condominium) opportunities that are consistent with our market strategy. Our value creation capabilities include regional value creation teams in Atlanta, Georgia (focusing on the Southeast), Washington, DC (focusing on that market and New York, New York) and Dallas, Texas (focusing on the Southwest). We have reduced the number of markets where we operate from thirteen to ten as of May 26, 2006, and we may exit one or more additional markets in the future if we do not believe we can achieve critical mass within a reasonable period of time. We may also consider entering new markets in the future.
     Key elements of our investment and acquisition strategy include instilling a disciplined team approach to development and acquisition decisions and selecting sites and properties in infill suburban and urban locations in strong primary markets that serve the higher-end multifamily consumer. We will focus development on the product types that are more affordable to the deepest segment of the upper end market in each city. We will, therefore, look to develop more infill garden style communities in our sunbelt markets and urban and mixed-use communities in those markets and submarkets with existing density and barriers to entry to warrant such communities. We plan to develop, construct and continually maintain and improve our apartment communities consistent with quality standards management believes are synonymous with the Post® brand. New acquisitions will be limited to properties that meet or that are expected to be repositioned and improved to meet our quality and location requirements. We will generally pursue acquisitions either to rebalance our property portfolio, using the proceeds of asset sales to redeploy capital in markets where critical mass is desired, or to pursue opportunistic purchases on a selective basis where market conditions warrant.
Post®Brand Name Strategy
     The Post® brand name has been cultivated for more than 30 years, and its promotion has been integral to our success. Management believes that the Post ® brand name is synonymous with quality upscale apartment communities that are situated in desirable locations and that provide a high level of resident service. We believe that we provide our residents with a high level of service, including attractive landscaping and numerous amenities, including controlled access, high-speed internet connectivity, on-site business centers, on-site courtesy officers, urban vegetable gardens and fitness centers at a number of our communities.
     Key elements in implementing our brand name strategy include extensively utilizing the trademarked brand name and coordinating our advertising programs to increase brand name recognition. During 2004 and continuing into 2005, we initiated a new marketing campaign, initiated new customer service programs designed to raise resident satisfaction and provided employees and residents new opportunities for community involvement, all intended to enhance what we believe is a valuable asset.
     In early 2005, we announced the launch of a new for-sale housing brand, Post Preferred HomesTM, which will serve as the unified marketing umbrella for our for-sale ventures, including developing new communities and converting existing assets into upscale for-sale (condominium) housing in several key markets. Our for-sale ventures will be marketed under the Post Preferred HomesTM brand to differentiate for-sale product from our rental portfolio while capitalizing on our unique brand heritage.
Service and Associate Development Strategy
     Our service orientation strategy includes utilizing independent third parties to regularly measure resident satisfaction and providing performance incentives to our associates linked to delivering a high level of service and enhancing resident satisfaction. We also plan to achieve our objective by investing in the development and implementation of training programs focused on associate development, improving the quality of our operations and the delivery of resident service.
Operating Strategy
     Our operating strategy includes striving to be an innovator and a leader in anticipating customer needs while achieving operating consistency across our properties. We also will continue to explore opportunities to improve processes and technology that drive efficiency in our business. In 2005, we implemented new property operating and centralized procurement software for this purpose.
Financing Strategy
     Our financing strategy is to maintain a strong balance sheet and to maintain our investment grade credit rating. We plan to achieve our objectives by generally maintaining total effective leverage (debt and preferred equity) as a percentage of undepreciated real estate assets in a range of 50% to 55%, by generally limiting variable rate indebtedness as a percentage of total indebtedness to not more than 20% to 25% of aggregate indebtedness and by maintaining adequate liquidity through our unsecured lines of credit. On April 28, 2006, we refinanced and increased the capacity under our revolving credit facilities to $480 million. The new credit facilities mature in April 2010. At March 31, 2006, our total effective leverage (debt and preferred equity) as a percentage of undepreciated real estate assets was below 50%.
     Post Properties is a self-administered and self-managed equity real estate investment trust, or REIT. Through its wholly owned subsidiaries, Post Properties is the sole general partner of Post Apartment Homes and it held 97.9% of the common units in Post Apartment Homes as of March 31, 2006. Post Properties conducts all of its business through Post Apartment Homes and subsidiaries of Post Apartment Homes.
     Our executive offices are located at One Riverside, 4401 Northside Parkway, Suite 800, Atlanta, Georgia 30327 and our telephone number is (404) 846-5000.
USE OF PROCEEDS
     The net proceeds to Post Apartment Homes from this offering, after payment of the underwriting discount and all expenses of the offering, are expected to be approximately $        million. We intend to use the net proceeds from this offering to reduce amounts outstanding under our revolving credit facilities and for general corporate purposes. At May 26, 2006, our revolving credit facilities had an aggregate outstanding balance of $177.8 million and bore interest at an average rate of 5.43%. The revolving credit facilities will mature in April 2010.

DESCRIPTION OF NOTES
     This description of particular terms of the notes supplements the description of the general terms and provisions of debt securities under the caption “Description of Debt Securities” in the accompanying prospectus. To the extent the following description is not consistent with the description contained in the accompanying prospectus, you should rely on the following description.
General
     The notes will be issued as a series of securities under an Indenture dated as of September 15, 2000 between Post Apartment Homes and SunTrust Bank, as trustee, as amended by the First Supplemental Indenture.
     The notes will be issued in the aggregate principal amount of $ . Post Apartment Homes may, from time to time, without the consent of the holders of the notes, issue notes under the Indenture in addition, and with identical terms, to the $        aggregate principal amount of the notes offered by this prospectus supplement.
     The notes will mature on      , and will bear interest from      , 2006 at the rate of      % per year, payable semiannually on            and            of each year, beginning on      , 2006. Interest on the notes will be payable to the persons in whose names the notes are registered at the close of business on the applicable preceding and         . If any interest payment date or the maturity date falls on a day that is not a business day, the required payment will be made on the next business day as if it were made on the date the payment was due and no interest will accrue on the amount payable for the period from and after the interest payment date or the maturity date, as the case may be. Post Apartment Homes will issue the notes only in book-entry form, in denominations of $1,000 and integral multiples of $1,000.
     There will be no sinking fund.
Optional Redemption
     The notes will be redeemable, as a whole or in part, at Post Apartment Homes’ option, at any time or from time to time, by mailing notice to the registered address of each holder of such notes at least 30 days but not more than 60 days prior to the redemption. The redemption prices will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments, as defined below, on those securities discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable Treasury Rate, as defined below, plus            basis points. In either case, accrued interest will be paid to the date of redemption.
     On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless Post Apartment Homes defaults in the payment of the redemption price and accrued interest). On or before the redemption date, Post Apartment Homes will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes of any series are to be redeemed, the notes to be redeemed shall be selected by the trustee by a method the trustee deems to be fair and appropriate.
Ranking
     The notes will be unsecured senior notes, ranking the same as other unsecured, unsubordinated obligations of Post Apartment Homes. The notes will be effectively subordinated to mortgages and other secured indebtedness of Post Apartment Homes and to indebtedness of its subsidiaries. As of March 31, 2006, Post Apartment Homes had $646.9 million of unsecured debt that would rank equally with the notes, Post Apartment Homes had secured indebtedness of $358.0 million (exclusive of $40.0 million of additional secured indebtedness borrowed in April 2006) and Post Apartment Homes’ consolidated subsidiaries had indebtedness of $35.0 million (other than intercompany indebtedness). Subject to limitations set forth in the Indenture, and as described under the heading “Specific Covenants — Limitations on Incurrence of Debt” below, Post Apartment Homes may incur additional secured and unsecured debt.

Specific Covenants
     Limitations on Incurrence of Debt. Post Apartment Homes will not, and will not permit any Subsidiary, as defined below, to incur any Debt, as defined below, other than intercompany Debt (representing Debt to which the only parties are Post Apartment Homes, Post Properties and any Subsidiaries, but only so long as such debt is held solely by any of Post Apartment Homes, Post Properties and any Subsidiaries), if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of Post Apartment Homes and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of:
•	Total Assets, as defined below, as of the end of the fiscal quarter covered in Post Apartment Homes’ annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the Securities and Exchange Commission (or, if such filing is not permitted under the Exchange Act, with the trustee) prior to the incurrence of such additional Debt; and

•	the increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Debt (such increase together with Post Apartment Homes’ Total Assets is referred to as the “Adjusted Total Assets”).
     In addition to the foregoing limitation on the incurrence of Debt, Post Apartment Homes will not, and will not permit any Subsidiary to, incur any Secured Debt, as defined below, other than intercompany Debt, if, immediately after giving effect to the incurrence of the additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt of Post Apartment Homes and its Subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets.
     In addition to the foregoing limitations on the incurrence of Debt, Post Apartment Homes will not, and will not permit any Subsidiary to, incur any Debt, other than intercompany Debt, if the ratio of Post Apartment Homes’ Consolidated Income Available for Debt Service, as defined below, to the Annual Debt Service Charge, as defined below, for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred will have been less than 1.5 to 1, on a pro forma basis after giving effect to the incurrence of the Debt and to the application of the proceeds from the Debt, and calculated on the assumption that:
     (1) the incurrence of the Debt and any other Debt by Post Apartment Homes or its Subsidiaries since the first day of the four-quarter period and the application of the proceeds from that Debt, including to refinance other Debt, had occurred at the beginning of that period;
     (2) the repayment or retirement of any other Debt by Post Apartment Homes or its Subsidiaries since the first day of the four-quarter period had been repaid or retired at the beginning of that period (except that, in making such computation, the amount of Debt under any revolving credit facility will be computed based upon the average daily balance of that Debt during that period); and
     (3) in the case of any increase or decrease in Total Assets, or any other acquisition or disposition by Post Apartment Homes or any of its Subsidiaries of any asset or group of assets, since the first day of that four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such increase, decrease, or other acquisition or disposition or any related repayment of Debt had occurred as of the first day of that period with the appropriate adjustments to net income and Debt levels with respect to that increase, decrease, or other acquisition or disposition being included in that pro forma calculation.
     For purposes of the adjustments referred to in (3) above, any income earned or loss incurred as a result of any such increase, decrease or other acquisition or disposition referred to in (3) above for a period less than such four-quarter period will be annualized for such four-quarter period. Debt is deemed to be “incurred” by Post Apartment Homes and its Subsidiaries on a consolidated basis whenever Post Apartment Homes and its Subsidiaries create, assume, guarantee or otherwise become liable in respect of the Debt.

     Maintenance of Total Unencumbered Assets. Post Apartment Homes is required to maintain Total Unencumbered Assets, as defined below, of not less than 150% of the aggregate outstanding principal amount of its Unsecured Debt, as defined below.
     A breach of any of the foregoing covenants by Post Apartment Homes, and continuance of such breach for a period of 60 days after there has been given to Post Apartment Homes by the trustee or to Post Apartment Homes and the trustee by the holders of at least 25% in principal amount of the outstanding notes a written notice as set forth in the Indenture, will be an event of default under the Indenture.
     As used in this prospectus supplement:
     “Annual Debt Service Charge” as of any date means the amount which is expensed in any 12-month period for interest on Debt of Post Apartment Homes and its Subsidiaries.
     “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with Post Apartment Homes.
     “Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations, as defined below, for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.
     “Consolidated Income Available for Debt Service” for any period means Consolidated Net Income plus amounts which have been deducted in determining Consolidated Net Income during such period for:
     (1) Consolidated Interest Expense;
     (2) provision for taxes of Post Apartment Homes and its Subsidiaries based on income;
     (3) amortization, other than amortization of debt discount, and depreciation;
     (4) provisions for losses from sales or joint ventures;
     (5) increases in deferred taxes and other non-cash items;
     (6) charges resulting from a change in accounting principles; and
     (7) charges for early extinguishment of debt, and
less amounts which have been added in determining Consolidated Net Income during such period for (a) provisions for gains from sales or joint ventures, and (b) decreases in deferred taxes and other non-cash items.
     “Consolidated Interest Expense” means, for any period, and without duplication, all interest, including the interest component of rentals on capitalized leases, letter of credit fees, commitment fees and other like financial charges, and all amortization of debt discount on all Debt, including, without limitation, payment-in-kind, zero coupon and other like securities, of Post Apartment Homes and its Subsidiaries, but excluding legal fees, title insurance charges and other out-of-pocket fees and expenses incurred in connection with the issuance of Debt, all determined in accordance with generally accepted accounting principles.

     “Consolidated Net Income” for any period means the amount of consolidated net income or loss of Post Apartment Homes and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.
     “Debt” of Post Apartment Homes or any of its Subsidiaries means any indebtedness of Post Apartment Homes and its Subsidiaries, whether or not contingent, in respect of:
     (1) borrowed money evidenced by bonds, notes, debentures or similar instruments;
     (2) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by Post Apartment Homes and its Subsidiaries;
     (3) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable; or
     (4) any lease of property by Post Apartment Homes and its Subsidiaries as lessee which is reflected in Post Apartment Homes’ consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles;
     in the case of items of indebtedness under (1) through (3) above to the extent that any such items, other than letters of credit, would appear as a liability on Post Apartment Homes’ consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by Post Apartment Homes or any of its Subsidiaries to be liable for, or to pay, as obligor, guarantor or otherwise, other than for purposes of collection in the ordinary course of business, Debt of another person other than of Post Apartment Homes or of its Subsidiaries (it being understood that Debt will be deemed to be incurred by Post Apartment Homes and any of its Subsidiaries on a consolidated basis whenever Post Apartment Homes and its Subsidiaries on a consolidated basis will create, assume, guarantee or otherwise become liable in respect thereof); provided, however, that the term “Debt” will not include any such indebtedness that has been the subject of an “in substance” defeasance in accordance with generally accepted accounting principles.
     “Reference Treasury Dealer” means J.P. Morgan Securities Inc. (or its affiliates which are primary treasury dealers), and its successor; provided that, if the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), Post Apartment Homes will substitute another Primary Treasury Dealer.
     “Reference Treasury Dealer Quotations” means, with respect to the Reference Treasury Dealers and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealers, at 5:00 p.m., New York City time, on the third business day preceding that redemption date.
     “Remaining Scheduled Payments” means, with respect to the notes to be redeemed, the remaining scheduled payments of principal of and interest on those notes that would be due after the related redemption date but for that redemption; provided, however, that if such redemption date is not an interest payment date with respect to the notes to be redeemed, the amount of the next succeeding scheduled interest payment on those notes will be reduced by the amount of interest accrued on such notes to such redemption date.
     “Secured Debt” means Debt that is secured by any mortgage, trust deed, deed of trust, deed to secure debt, security agreement, pledge, conditional sale or other title retention agreement, capitalized lease, or other like agreement granting or conveying security title to or a security interest in real property or other tangible assets.
     “Subsidiary” means (1) any corporation or other entity the majority of the shares of the voting and non-voting capital stock or other equivalent ownership interests of which (except directors’ qualifying shares) are at the time directly or indirectly owned by Post Apartment Homes or Post GP Holdings, Inc., Post Apartment

Homes’ general partner, and (2) any other entity (other than Post GP Holdings) the accounts of which are consolidated with Post Apartment Homes’ accounts.
     “Total Assets” as of any date means the sum of (1) the Undepreciated Real Estate Assets and (2) all of Post Apartment Homes’ other assets and assets of its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles, but excluding intangibles and accounts receivable.
     “Total Unencumbered Assets” as of any date means the sum of (1) those Undepreciated Real Estate Assets not securing any portion of Secured Debt and (2) all of Post Apartment Homes’ other assets and assets of its Subsidiaries not securing any portion of Secured Debt determined in accordance with generally accepted accounting principles, but excluding accounts receivable and intangibles.
     “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.
     “Undepreciated Real Estate Assets” as of any date means the cost, original cost plus capital improvements, of real estate assets of Post Apartment Homes and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.
     “Unsecured Debt” means Debt of Post Apartment Homes or any of its Subsidiaries that is not Secured Debt.
     Reference is made to the section entitled “Description of Debt Securities — Restrictive Covenants” in the accompanying prospectus for a description of additional covenants applicable to the notes. Compliance with the covenants described in this prospectus supplement and such additional covenants with respect to the notes generally may not be waived by Post GP Holdings, as Post Apartment Homes’ general partner, or by the trustee unless the holders of at least a majority in principal amount of all outstanding notes consent to such waiver; provided, however, that the defeasance and covenant defeasance provisions of the Indenture described under “Description of Debt Securities — Defeasance” in the accompanying prospectus will apply to the notes, including with respect to the covenants described in this prospectus supplement.
     Neither Post Properties, Post GP Holdings nor any of Post Apartment Homes’ partners will have any obligation or liability for payment of the notes, and holders of the notes will have no claims or other recourse against Post Properties, Post GP Holdings or any of Post Apartment Homes’ partners, or against any assets of Post Properties, Post GP Holdings or any of Post Apartment Homes’ partners, in respect of the notes; and the holders of the notes will not have any right to enforce any obligation of a partner to make a contribution to Post Apartment Homes under any provision of the Post Apartment Homes, L.P. Agreement of Limited Partnership. Neither Post Properties, Post GP Holdings nor any of Post Apartment Homes’ partners nor any of their respective assets will be subject to any lien, levy, execution or any other enforcement procedure relating directly or indirectly to the notes or any obligations thereunder; provided, however, that in the event of Post Apartment Homes’ dissolution, any of its assets that are received by Post Properties or Post GP Holdings in such dissolution will be subject to the claims of the holders of the notes for the enforcement of payment thereof.
     Except as described under the heading “Specific Covenants — Limitations on Incurrence of Debt” below and under the heading “Description of Debt Securities — Consolidation, Merger or Sale” in the accompanying prospectus, the Indenture does not contain any other provisions that would limit the ability of Post Apartment Homes to incur indebtedness or that would afford holders of the notes protection in the event of:
     (1) a highly leveraged or similar transaction involving Post Apartment Homes, Post Properties or any affiliate of any of them;
     (2) a change of control of Post Apartment Homes or Post Properties; or
     (3) a reorganization, restructuring, merger or similar transaction involving Post Apartment Homes that may adversely affect the holders of the notes.

     In addition, subject to the limitations set forth under the heading “Description of Debt Securities — Consolidation, Merger or Sale” in the accompanying prospectus, Post Apartment Homes may, in the future, enter into transactions such as the sale of all or substantially all of its assets or the consolidation or merger of Post Apartment Homes that would increase the amount of Post Apartment Homes’ indebtedness or substantially reduce or eliminate Post Apartment Homes’ assets, which may have an adverse effect on Post Apartment Homes’ ability to service its indebtedness, including the notes. Post Apartment Homes and its management have no present intention of engaging in a highly leveraged or similar transaction.
Book-Entry System
     Post Apartment Homes has established a depositary arrangement with The Depository Trust Company (“DTC”) with respect to the notes, the terms of which are summarized below.
     Upon issuance, the notes will be represented by a single global security. The global security representing the notes will be deposited with, or on behalf of, DTC and will be registered in the name of DTC or a nominee of DTC. The global security may not be transferred except as a whole by a nominee of DTC to DTC or to another nominee of DTC, or by DTC or another nominee of DTC to a successor of DTC or a nominee of a successor to DTC.
     So long as DTC or its nominee is the registered holder of the global security, DTC or its nominee, as the case may be, will be the sole owner of the notes represented thereby for all purposes under the Indenture. Except as otherwise provided below, the beneficial owners of the global security representing the notes will not be entitled to receive physical delivery of certificated notes and will not be considered the registered holders thereof for any purpose under the Indenture, and the global security representing the notes will be exchangeable or transferable. Accordingly, each beneficial owner must rely on the procedures of DTC and, if that beneficial owner is not a Participant, on the procedures of the Participant through which that beneficial owner owns its interest in order to exercise any rights of a registered holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in certificated form. Such limits and laws may impair the ability to transfer beneficial interests in the global security representing the notes.
     The global security representing the notes will be exchangeable for certificated notes of like tenor and terms and of differing authorized denominations in a like aggregate principal amount, only if:
•	DTC notifies Post Apartment Homes that it is unwilling or unable to continue as depositary for the global securities or Post Apartment Homes becomes aware that DTC has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 (the “Exchange Act”) and, in any such case Post Apartment Homes fails to appoint a successor to DTC within 60 calendar days;

•	Post Apartment Homes, in its sole discretion, determines that the global security will be exchangeable for certificated notes; or

•	an Event of Default has occurred and is continuing with respect to the notes under the Indenture.
     Upon any such exchange, the certificated notes will be registered in the names of the beneficial owners of the global security representing the notes, which names will be provided by DTC’s relevant Participants as identified by DTC to the trustee.
     The following is based on information furnished by DTC:
     DTC will act as securities depository for the notes. The notes will be issued as fully registered securities registered in the name of Cede & Co. Cede & Co. is DTC’s partnership nominee. One fully registered global security will be issued for the issue of the notes in the aggregate principal amount of the issue, and will be deposited with DTC. DTC is:
•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.
     DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates.
     Direct Participants of DTC include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.
     Purchases of the notes under DTC’s system must be made by or through Direct Participants, which will receive a credit for such notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of Direct Participants and Indirect Participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such beneficial owner entered into the transaction. Transfers of ownership interests in the global security representing the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of beneficial owners. Beneficial owners of the global security representing the notes will not receive certificated notes representing their ownership interests therein, except in the event that use of the book-entry system for the notes is discontinued.
     To facilitate subsequent transfers, the global security representing the notes which is deposited by Direct Participants with DTC is registered in the name of DTC’s nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the global security with DTC and its registration in the name of Cede & Co. or such other nominee has no effect on beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global security representing the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
     Principal and/or interest, if any, payments on the global security representing the notes will be made in immediately available funds to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of principal and/or interest on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the trustee or Post Apartment Homes, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and/or interest, if any, to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of Post Apartment Homes and the trustee, disbursement of such payments to Direct

Participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of Direct Participants and Indirect Participants.
     DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to Post Apartment Homes or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed and delivered.
     Post Apartment Homes may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, certificated notes will be printed and delivered.
     The information in this section concerning DTC and DTC’s system has been obtained from sources that Post Apartment Homes believes to be reliable, but neither Post Apartment Homes nor any underwriter takes any responsibility for the accuracy thereof.
Settlement Procedures
     Interests in a global note will trade in DTC’s settlement system. Secondary market trading activity in these interests will therefore settle in immediately available funds, subject to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds.

FEDERAL INCOME TAX CONSEQUENCES
     The following discussion supplements, and if inconsistent with it replaces, the discussion under the caption “Federal Income Tax Considerations” in the accompanying prospectus.
     This discussion also includes a summary of material United States federal income tax consequences relating to the purchase, ownership and disposition of the notes. It is based upon laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change (possibly retroactively) by legislation, administrative action or judicial decision. It does not address the application of the tax laws of any state, local or non-U.S. jurisdiction. In addition, it applies only to those persons who will hold notes as a “capital asset” (within the meaning of Section 1221 of the Internal Revenue Code) and does not address federal income tax considerations applicable to taxpayers subject to special rules (such as dealers in securities and currencies, traders in securities who elect a mark-to-market method of tax accounting, financial institutions, tax-exempt organizations or insurance companies), taxpayers with a functional currency other than the U.S. dollar, taxpayers who will hold notes as a position in a straddle, as part of a synthetic security or hedge, or as part of a conversion transaction or other integrated investment, or taxpayers investing in notes through an entity that is classified as a partnership for federal income tax purposes. If a partnership holds notes, the tax treatment of each partner generally will depend on the status of the partner and the activities of the partnership.
Qualification and Taxation of Post Properties as a REIT
     In 2002, a limited liability company in which Post Apartment Homes owns a 35% equity interest formed a new corporation named 1499 Massachusetts Avenue, Inc., or 1499 Inc. 1499 Inc. owns (through an entity that is disregarded for federal income tax purposes) a 15-story apartment building located in Washington, D.C. 1499 Inc. has made an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, effective commencing with its taxable year that ended on December 31, 2002. 1499 Inc.’s qualification and taxation as a REIT depend upon its ability to meet on a continuing basis, through actual annual operating results, distribution levels, and diversity of stock ownership, each of the various qualification tests and organizational requirements for REIT qualification that is described in the accompanying prospectus under the caption “Federal Income Tax Considerations — Requirements for Qualification.” Post Apartment Homes believes that 1499 Inc. has been organized and has operated in such a manner as to qualify for taxation as a REIT for its taxable years ended December 31, 2002 through 2005, and Post Apartment Homes intends to cause 1499 Inc. to continue to operate in such a manner. No assurance can be given, however, that 1499 Inc. will operate in a manner so as to qualify or remain qualified as a REIT.
     So long as 1499 Inc. continues to qualify for taxation as a REIT, Post Properties’ allocable share of any dividends distributed by 1499 Inc., as well as any gain recognized from the sale or other disposition of the stock of 1499 Inc., will constitute qualifying gross income to Post Properties under both the 75% and the 95% gross income tests, and the stock of 1499 Inc. will be treated as a qualifying real estate asset under the 75% asset test. If, however, 1499 Inc. were to fail to qualify as a REIT for any reason, the stock of 1499 Inc. would no longer be treated as a qualifying real estate asset. In that event, Post Properties would cease to qualify as a REIT (unless certain relief provisions were to apply) because Post Properties’ indirect ownership of the stock of 1499 Inc. would represent more than 10% of the voting power and more than 10% of the value of the outstanding securities of 1499 Inc. See “Federal Income Tax Considerations — Failure to Qualify” below and in the accompanying prospectus for a discussion of the consequences of Post Properties’ failure to qualify as a REIT.
     In the opinion of King & Spalding LLP, Post Properties met the requirements for qualification and taxation as a REIT for its taxable years ended December 31, 1993 through 2005, and its current and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT. The opinion is based on various assumptions relating to the organization and operation of Post Properties, Post Apartment Homes and the entities in which Post Apartment Homes owns or has owned an interest (including 1499 Inc.) and is conditioned upon certain representations made by Post Properties as to certain relevant factual matters relating to the organization and expected manner of operation of Post Properties, Post Apartment Homes, and the entities in which they own interests (including 1499 Inc.). King & Spalding LLP is not aware of any facts or circumstances that are inconsistent with these assumptions and representations. Moreover, Post Properties’ qualification and taxation as a

REIT will depend upon Post Properties’ and 1499 Inc.’s ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code (which tests are discussed in detail in the accompanying prospectus). King & Spalding LLP will not review compliance with these tests on a continuing basis. No assurance can be given that Post Properties and 1499 Inc. will satisfy these tests on a continuing basis. See “Federal Income Tax Considerations — Failure to Qualify” below and in the accompanying prospectus.
Requirements for Qualification
     On October 22, 2004, the President signed into law the American Jobs Creation Act of 2004, which amended certain rules relating to REITs. The changes made that relate to Post Properties’ qualification as a REIT include:
•	If Post Properties fails to satisfy the 95% gross income test after its 2004 taxable year, as described under “Federal Income Tax Considerations — Requirements for Qualification” in the accompanying prospectus, but nonetheless continues to qualify as a REIT because it meets other requirements, Post Properties will be subject to a 100% tax on (1) the excess of 95% (rather than 90%) of its gross income over its qualifying income multiplied by (2) a fraction intended to reflect Post Properties’ overall profitability.

•	For purposes of the 10% asset test (i.e., the requirement that Post Properties not own more than 10% of the value of the securities of any issuer other than a taxable REIT subsidiary, a qualified REIT subsidiary, or another REIT), as described under “Federal Income Tax Considerations — Requirements for Qualification” in the accompanying prospectus, the American Jobs Creation Act of 2004 expanded the “straight debt” safe harbor exception to the 10% asset test to include debt subject to certain contingencies.

•	In addition to straight debt securities, loans to individuals and estates, debt and equity securities issued by REITs, and accrued obligations to pay rents from real property will not be considered securities for purposes of the 10% asset test. Additionally, a security issued by a state or any political subdivision thereof, the District of Columbia, a foreign government or any political subdivision thereof, or the Commonwealth of Puerto Rico shall not be considered a security for purposes of the 10% asset test provided that the amounts received or accrued under the security do not depend in whole or in part on the profits of any non-governmental entity or on payments on an obligation issued by any non-governmental entity. Finally, a debt instrument issued by a partnership that does not meet one of the safe harbors mentioned above shall not be considered a security (1) to the extent of Post Properties’ interest as a partner in the partnership or (2) if at least 75% of the partnership’s gross income is derived from sources that meet the 75% gross income test.

•	For purposes of the 10% asset test, holding a de minimis amount of an issuer’s securities that do not qualify for the straight debt safe harbor (either directly or through a taxable REIT subsidiary) will not prevent straight debt of a partnership or corporation from qualifying for the safe harbor. Specifically, Post Properties or a controlled taxable REIT subsidiary in which Post Properties owns more than 50% of the voting power or value of the stock could hold such non-straight debt securities with a value of up to 1% of a partnership’s or corporation’s outstanding securities. There is no limitation on the amount of an issuer’s securities that a non-controlled taxable REIT subsidiary can own.
     The provisions described above relating to the expansion of the “straight debt” safe harbor and the additional classes of securities that are exempt from the 10% asset test apply to taxable years beginning after December 31, 2000. The provision relating to the penalty for failing to meet the 95% gross income test applies to taxable years beginning after December 31, 2004.
Failure to Qualify
     The American Jobs Creation Act of 2004 also made several changes to relief provisions available for violations of the REIT asset and gross income tests. These changes include:

•	In the event that, at the end of a calendar quarter after its 2004 taxable year, Post Properties violates the 5% or 10% asset tests, it will not lose its REIT status if (1) the failure is de minimis (i.e., is due to the ownership of assets the value of which does not exceed the lesser of 1% of the value of all of Post Properties’ assets or $10 million) and (2) Post Properties disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies such failure.

•	In the event of a more than de minimis failure of any of the asset tests after its 2004 taxable year, as long as the failure is due to reasonable cause and not to willful neglect, Post Properties will not lose its REIT status if it (1) disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies such failure, (2) files a schedule with the IRS that identifies each asset that caused it to fail such test and (3) pays a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which it failed to satisfy the asset tests.

•	In the event that Post Properties fails to satisfy a REIT requirement after its 2004 taxable year, other than a gross income or asset test, Post Properties will not lose its REIT status but will incur a penalty of $50,000 if it establishes reasonable cause for failure to satisfy such a requirement.
     The provisions described above relating to the expansion of relief provisions relating to a REIT qualification failure apply for taxable years beginning after December 31, 2004.
U.S. Holders of Notes
     As used in this prospectus supplement, the term “U.S. holder” means a beneficial owner of a note that for United States federal income tax purposes is:
•	a citizen or resident of the United States;

•	a corporation or association taxable as a corporation that was created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision of its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.
     Payments of Interest. Payments of interest on a note generally will be taxable to a U.S. holder as ordinary interest income at the time the interest payments are accrued or are received, in accordance with the U.S. holder’s regular method of tax accounting.
     Market Discount. A U.S. holder who purchases a note for an amount that is less than its stated principal amount will be treated as having purchased the note with “market discount” unless the discount is less than a specified de minimis amount. Under the market discount rules, a U.S. holder generally will be required to treat any gain realized on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of any accrued market discount which has not previously been included in income. For this purpose, market discount will be considered to accrue ratably during the period from the date of the U.S. holder’s acquisition of the note to the maturity date of the note, unless the U.S. holder has made an election to accrue market discount on a constant yield basis. A U.S. holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity date of the note or certain earlier dispositions.
     A U.S. holder may elect to include market discount income in income currently as it accrues (on either a ratable or constant yield basis), in which case the rules described above regarding (1) the treatment as ordinary income of gain upon the disposition of the note and (2) the deferral of interest deductions will not apply. Generally, currently included market discount is treated as ordinary interest income for federal income tax purposes. An election to include market discount in income as it accrues will apply to all debt instruments with market discount acquired by the U.S. holder on or after the first day of the taxable year to which the election applies and may be revoked only with the consent of the IRS.
     Amortizable Bond Premium. A U.S. holder who purchases a note for an amount that is greater than the sum of all remaining payments on the note (other than stated interest) will be treated as having purchased the note with “amortizable bond premium” equal in amount to such excess. A U.S. holder may elect to amortize this premium using a constant yield method over the remaining term of the note and may offset interest otherwise required to be included in income in respect of the note by the amortized amount of the premium for the taxable year. Under a special rule that applies solely for purposes of determining the amount of amortizable bond premium on a note, Post Apartment Homes will be deemed to exercise its optional redemption rights in a manner that maximizes the holder’s yield. The application of this special rule generally will result in the deferral of a U.S. holder’s deduction of some of the bond premium until later in the term of the note. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. holder on or after the first day of the taxable year to which the election applies, and may be revoked only with the consent of the IRS.
     Sale, Exchange, Redemption or Retirement of Notes. Upon the sale, exchange, redemption or retirement of a note, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the U.S. holder’s initial investment in the note, increased by any accrued market discount (if the U.S. holder has included such market discount in income), and decreased by any amortizable bond premium taken with respect to the note. Subject to the market discount rules discussed above, any gain or loss recognized generally will be capital gain or loss and will be long-term capital gain or loss if the notes have a holding period of more than one year. Non-corporate taxpayers are eligible for reduced tax rates on long-term capital gain. The deductibility of capital losses is subject to certain limitations.
     Information Reporting and Backup Withholding. Information returns may be filed with the IRS in connection with payments on the notes and the proceeds from a sale, exchange or other disposition of notes. A backup withholding tax will apply to these amounts only if a U.S. holder, who is not otherwise exempt from backup withholding, fails to furnish its taxpayer identification number within a reasonable time after it is requested, furnishes an incorrect taxpayer identification number, fails to report properly interest or dividend income to the IRS, or fails under certain circumstances to provide a certification under penalties of perjury that the taxpayer identification number provided is correct and that the holder is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. holder of a note will be allowed as a credit against the U.S. holder’s federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.
Non-U.S. Holders of Notes
     As used in this prospectus supplement, the term “non-U.S. holder” means a beneficial owner of a note that is not treated as a U.S. holder.
     Payment of Interest. Generally, payments of interest on a note to a non-U.S. holder will not be subject to U.S. federal withholding taxes, provided that:
•	the non-U.S. holder does not actually or constructively own 10% or more of the capital or profits interest in Post Apartment Homes;

•	the non-U.S. holder is not a controlled foreign corporation that is related to Post Apartment Homes;

•	the non-U.S. holder is not a bank described in Section 881(c)(3)(A) of the Internal Revenue Code; and

•	either (1) the non-U.S. holder provides its name and address on an IRS Form W-8BEN (or suitable substitute form) and certifies, under penalties of perjury, that it is not a U.S. holder or (2) the non-U.S.

holder holds its notes through certain intermediaries and it satisfies the certification requirements of applicable regulations.
     If the non-U.S. holder cannot satisfy the requirements set forth above, payments of interest made to the non-U.S. holder will be subject to U.S. federal withholding tax at a 30% rate, unless the non-U.S. holder provides a properly executed (1) IRS Form W-8BEN (or suitable substitute form) claiming an exemption from or reduction in the rate of withholding under an applicable tax treaty or (2) IRS Form W-8ECI (or suitable substitute form) stating that interest paid on the notes is effectively connected with a trade or business carried on by the non-U.S. holder in the United States (in which case the non-U.S. holder generally will be subject to the tax consequences described below).
     Sale, Exchange, Redemption or Retirement of Notes. If a non-U.S. holder sells or exchanges notes, or if the notes are redeemed or retired, the non-U.S. holder will not be subject to U.S. federal income tax on any gain realized unless either of the following conditions applies:
•	the gain is effectively connected with a trade or business that the non-U.S. holder conducts in the United States; or

•	the non-U.S. holder is an individual, is present in the United States for at least 183 days during the year in which the notes are sold, exchanged, redeemed or retired, and certain other conditions are satisfied.
     U.S. Trade or Business. If a non-U.S. holder holds notes in connection with a trade or business that is conducted in the United States:
•	any interest or market discount, and any gain from a taxable disposition of notes, will be subject to U.S. federal income tax as if the non-U.S. holder were a U.S. holder; and

•	a corporate non-U.S. holder may be subject to the “branch profits tax” (at a 30% rate or a lower rate or exemption as may be specified by an applicable tax treaty) on its earnings that are effectively connected with the holder’s U.S. trade or business.
     Information Reporting and Backup Withholding. Information reporting to the IRS on Form 1042-S generally will apply to a payment of interest on a note that can be reliably associated with certain documentation provided by a non-U.S. holder (such as an IRS Form W-8BEN). Information reporting with respect to interest paid to a non-U.S. holder generally does not apply, however, if the non-U.S. holder holds notes directly through a qualified intermediary and required procedures are satisfied. Backup withholding generally will not apply to payments of interest to a non-U.S. holder if the requirements for a withholding tax exemption described above are satisfied.
     Information reporting requirements and backup withholding will not apply to any payment of the proceeds of the sale of notes effected outside the United States by a foreign office of a “broker” (as defined in applicable regulations), unless the broker is a United States person or has certain connections to the United States. Payment of the proceeds of any such sale effected outside the United States by a foreign office of a broker described in the preceding sentence will not be subject to backup withholding, but will be subject to information reporting requirements, unless the broker has documentary evidence in its records that the beneficial owner of the note is a non-U.S. holder and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker will be subject to information reporting and backup withholding unless the beneficial owner of the note provides an IRS Form W-8BEN (or suitable substitute form) or otherwise establishes an exemption.

UNDERWRITING
     Post Apartment Homes intends to offer the notes through the underwriters named below, for whom Wachovia Capital Markets, LLC and J.P. Morgan Securities Inc. are acting as representatives. Subject to the terms and conditions contained in an underwriting agreement between Post Apartment Homes and the underwriters named below, Post Apartment Homes has agreed to sell to the underwriters and the underwriters severally have agreed to purchase, the principal amount of the notes listed opposite their names below.

Principal
Underwriters	Amount
Wachovia Capital Markets, LLC	$
J.P. Morgan Securities Inc.
SunTrust Capital Markets, Inc.
Wells Fargo Securities, LLC
Daiwa Securities America Inc.
PNC Capital Markets LLC

Total	$

     The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of the notes are purchased.
     The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
     The underwriters have advised Post Apartment Homes that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of      % of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of      % of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
     The expenses of the offering, not including the underwriting discount, are estimated to be $ and are payable by Post Apartment Homes.
     The notes are a new issue of securities with no established trading market. Post Apartment Homes does not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. Post Apartment Homes has been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. Post Apartment Homes cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.
     Post Apartment Homes has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
     In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither Post Apartment Homes nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither Post Apartment Homes nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
     The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Affiliates of certain of the underwriters are also lenders under our revolving credit facility amounts outstanding under which will be repaid with the net proceeds of the offering. Because more than 10% of the net proceeds is being paid to affiliates of the underwriters, this offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, Inc.
     In addition, Daiwa Securities America Inc. has entered into an agreement with SMBC Securities, Inc., an affiliate of Sumitomo Mitsui Banking Corporation, which is also a lender under the revolving credit facility, pursuant to which SMBC Securities, Inc. provides certain advisory and/or other services to Daiwa Securities America Inc., including services with respect to this offering. In return for the provision of such services by SMBC Securities, Inc. to Daiwa Securities America Inc., Daiwa Securities America Inc. will pay to SMBC Securities, Inc. a mutually agreed upon fee.
LEGAL MATTERS
     The validity of the notes will be passed upon for Post Apartment Homes by King & Spalding LLP. Certain matters will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw LLP. In addition, the description of federal income tax matters contained in this prospectus supplement entitled “Federal Income Tax Consequences” is based upon the opinion of King & Spalding LLP. Herschel M. Bloom, a partner of King & Spalding LLP, is a director of Post Properties.

PROSPECTUS

$287,000,000

POST PROPERTIES, INC.

COMMON STOCK, PREFERRED STOCK

AND DEPOSITARY SHARES

$500,000,000

POST APARTMENT HOMES, L.P.

DEBT SECURITIES

        We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated March 5, 2001

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus and any prospectus supplement constitute an offer to sell only the securities offered hereby and thereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and any prospectus supplement is current only as of their respective dates.

i

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell:

•	debt securities,

•	common stock,

•	preferred stock, and

•	depositary shares

either separately or in units, in one or more offerings. This prospectus provides you with a general description of those securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

      The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about Post and Post Apartment Homes and the securities offered under this prospectus. That registration statement can be read at the SEC’s web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

      We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and any prospectus supplement and information that we file subsequently with the SEC will automatically update this prospectus and any prospectus supplement. We incorporate by reference the documents listed below and any future filings either Post or Post Apartment Homes makes with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) after the date of this prospectus and prior to the time that we sell all the securities offered by this prospectus and any prospectus supplement:

•	Annual Report on Form 10-K for Post and Post Apartment Homes for the year ended December 31, 1999;

•	Quarterly Reports on Form 10-Q for Post and Post Apartment Homes for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

•	Current Reports on Form 8-K for Post and Post Apartment Homes dated May 4, 2000, June 13, 2000, October 2, 2000, November 30, 2000 and December 15, 2000; and

•	the description of Post’s common stock contained in the Registration Statement on Form 8-A dated July 22, 1993.

      You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Post Properties, Inc.

4401 Northside Parkway
Suite 800
Atlanta, Georgia 30327
Attn: Secretary
(404) 846-5000

POST PROPERTIES, INC. AND POST APARTMENT HOMES, L.P.

      We are one of the largest developers and operators of upscale multifamily apartment communities in the Southeastern and Southwestern United States.

      Post Properties, Inc., referred to in this prospectus as Post, is a self-administered and self-managed equity real estate investment trust, or REIT. Through its wholly owned subsidiaries, Post is the sole general partner of Post Apartment Homes and it controls a majority of the limited partnership interests, or Units, in Post Apartment Homes. Post conducts all of its business through Post Apartment Homes and its other subsidiaries.

      Our offices are located at 4401 Northside Parkway, Suite 800, Atlanta, Georgia 30327 and our telephone number is (404) 846-5000.

      When we refer to “we,” “our” and “us” in this prospectus, we mean Post Properties, Inc. and its subsidiaries.

      Post® and PostSmart.net® are registered trademarks of Post Properties, Inc. This prospectus also includes trademarks, service marks, trade names and references to intellectual property owned by other companies.

FORWARD-LOOKING INFORMATION

      Certain statements made in or incorporated by reference into this prospectus and any prospectus supplement, and other written or oral statements made by or on behalf of Post and Post Apartment Homes, may constitute “forward-looking statements” within the meaning of the federal securities laws. Statements regarding future events and developments and our future performance, as well as management’s expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. Examples of such statements in or incorporated by reference into this prospectus and any prospectus supplement include descriptions of our plans with respect to the development of new apartment communities, our plans to enter new markets and our expectations relating to our continuing growth. All forward-looking statements are subject to certain risks and uncertainties that could cause actual events to differ materially from those expected. Management believes that these forward-looking statements are reasonable; however, you should not place undue reliance on such statements. These statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

      The following are some of the factors that could cause our actual results to differ materially from the expected results described in our forward-looking statements:

•	conditions affecting the acquisition, development and ownership of residential real estate, including local zoning and land use issues, environmental regulations, the Americans with Disabilities Act, the Fair Housing Amendments Act of 1988 and general conditions in the multi-family residential real estate market;

•	adverse or unanticipated weather conditions, which may affect our overall level of development;

•	our ability to obtain financing for the development of additional apartment communities;

•	the impact of competition, including competition for tenants and locations and in other important aspects of our business. Our primary competitors include other regional or national apartment communities. The multifamily apartment community business is highly competitive;

•	general economic conditions which affect consumer confidence and purchases of new homes, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates, and other factors;

•	our ability to continue to qualify as a real estate investment trust under the Internal Revenue Code; and

•	changes in laws and regulations, including changes in accounting standards, tax statutes or regulations, and environmental and land use regulations, and uncertainties of litigation.

      Additional information concerning the risks and uncertainties listed above and other factors that you may wish to consider with respect to any investment in our securities is contained elsewhere in the filings by Post and Post Apartment Homes with the SEC.

USE OF PROCEEDS

      Post is required, by the terms of the partnership agreement of Post Apartment Homes, to invest the net proceeds of any sale of common stock, preferred stock or depositary shares in Post Apartment Homes in exchange for additional Units which will have preferences and rights that reflect the security to be issued. Unless otherwise indicated in any prospectus supplement, Post Apartment Homes intends to use such net proceeds and the net proceeds from the sale of debt securities for general corporate purposes including, without limitation, the acquisition and development of multi-family communities and the repayment of debt. Pending application of the net proceeds, Post Apartment Homes will invest the proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with Post’s intention to continue to qualify for taxation as a REIT. Such investments may include, for example, obligations of the Government National Mortgage Association, other government and government agency securities, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

RATIOS OF EARNINGS TO FIXED CHARGES AND TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

					Nine Months
					Ended
	Year Ended December 31,				September 30,

	1996	1997	1998	1999	1999	2000

Post Apartment Homes — ratio of earnings to fixed charges	2.7	2.5	2.7	2.7	2.8	2.4

Post — ratio of earnings to fixed charges and preferred stock dividends	2.6	2.2	2.2	2.2	2.3	1.9

•	For purposes of calculating the ratio for Post Apartment Homes, fixed charges consist of:

—	interest costs, whether expensed or capitalized;

—	amortization of debt issuance costs; and

—	the interest component of rental expense.

•	The ratio of earnings to fixed charges is calculated as follows:

(pre-tax income from continuing operations) + (fixed charges) -

(capitalized interest)

(fixed charges)

•	For purposes of calculating the ratio for Post, fixed charges consist of:

—	interest costs, whether expensed or capitalized;

—	amortization of debt issuance costs;

—	the interest component of rental expense; and

—	preferred stock dividend requirements of consolidated subsidiaries.

•	The ratio of earnings to fixed charges and preferred stock dividends is calculated as follows:

(pre-tax income from continuing operations) + (fixed charges)* - (capitalized interest)

+ (minority interest)

(fixed charges) + (preferred stock dividends)

*	For purposes of adding back fixed charges to the numerator, the preferred stock dividend requirements of the consolidated subsidiaries is excluded.

DESCRIPTION OF DEBT SECURITIES

      This section describes the general terms and provisions of the debt securities. The prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement and any general terms outlined in this section that will not apply to those debt securities.

      The debt securities will be issued under an Indenture, dated as of September 15, 2000, between Post Apartment Homes and SunTrust Bank, as trustee, as amended by the First Supplemental Indenture. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that Post Apartment Homes issues and the Trustee authenticates and delivers under the Indenture.

      We have summarized selected terms and provisions of the Indenture in this section. The summary is not complete. We have also filed the Indenture and the First Supplemental Indenture as an exhibit to the registration statement. You should read the Indenture and the First Supplemental Indenture for additional information before you buy any debt securities. The summary that follows includes references to section numbers of the Indenture so that you can more easily locate these provisions. Capitalized terms used but not defined in this summary have the meanings specified in the Indenture.

General

      The debt securities will be direct unsecured obligations of Post Apartment Homes. The debt securities will rank equally with all other unsecured and unsubordinated indebtedness of Post Apartment Homes. The Indenture does not limit the amount of debt securities that Post Apartment Homes may issue and permits Post Apartment Homes to issue debt securities from time to time. Debt securities issued under the Indenture will be issued as part of a series that has been established by Post Apartment Homes pursuant to the Indenture. (Section 301) Unless a prospectus supplement relating to debt securities states otherwise, the Indenture and the terms of the debt securities will not contain any covenants designed to afford holders of any debt securities protection in a highly leveraged or other transaction involving Post Apartment Homes that may adversely affect holders of the debt securities. If Post Apartment Homes ever issues bearer securities Post Apartment Homes will summarize provisions of the Indenture that relate to bearer securities in the applicable prospectus supplement.

      A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering. (Section 301) These terms will include some or all of the following:

•	the title and type of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the price at which the debt securities will be issued;

•	the date or dates on which the principal of and premium, if any, on the debt securities will be payable;

•	the maturity date of the debt securities;

•	if the debt securities will bear interest:

—	the interest rate on the debt securities;

—	the date from which interest will accrue;

—	the record and interest payment dates for the debt securities; and

—	the first interest payment date;

•	any circumstances under which Post Apartment Homes may defer interest payments;

•	any optional redemption provisions that would permit Post Apartment Homes or the Holders (as defined below) of debt securities to elect redemption of the debt securities prior to their final maturity;

•	any sinking fund provisions that would obligate Post Apartment Homes to redeem the debt securities prior to their final maturity;

•	the currency or currencies in which the debt securities will be denominated and payable, if other than U.S. dollars;

•	any provisions that would permit Post Apartment Homes or the Holders of the debt securities to elect the currency or currencies in which the debt securities are paid;

•	whether the provisions described under the heading “Defeasance” below apply to the debt securities;

•	any changes to or additional Events of Default (as defined below) or covenants;

•	whether the debt securities will be issued in whole or in part in the form of Global Securities and, if so, the Depositary for those Global Securities (as defined below);

•	any special tax implications of the debt securities; and

•	any other terms of the debt securities.

A “Holder,” with respect to a registered security, means the person in whose name the registered security is registered in Post Apartment Homes’ security register. (Section 101) “Global Security” means a debt security that Post Apartment Homes issues in accordance with the Indenture to represent all or part of a series of debt securities.

Trustee

      There may be more than one Trustee under the Indenture, each with respect to one or more series of debt securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of debt securities, and a successor Trustee may be appointed to act with respect to such series. (Section 608) In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee. (Section 609) Except as otherwise indicated, any action described herein to be taken by a Trustee may be taken by each Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee under the Indenture.

Payment; Transfer

      Post Apartment Homes will designate a place of payment where you can receive payment of the principal of and any premium and interest on the debt securities or where you can transfer the debt securities. Even though Post Apartment Homes will designate a place of payment, Post Apartment Homes may elect to pay any interest on the debt securities by mailing a check to the person listed as the owner of the debt securities in the security register or by wire transfer to an account designated by that person in writing not less than ten days before the date of the interest payment. (Sections 305, 307, 1002) There will be no service charge for any registration of transfer or exchange of the debt securities, but Post Apartment Homes may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the debt securities. (Section 305)

Denominations

      Unless the prospectus supplement states otherwise, the debt securities will be issued only in registered form, without coupons, in denominations of $1,000 each or multiples of $1,000.

Original Issue Discount

      Debt securities may be issued under the Indenture as Original Issue Discount Securities and sold at a substantial discount below their stated principal amount. If a debt security is an “Original Issue Discount Security,” that means that an amount less than the principal amount of the debt security will be due and payable upon a declaration of acceleration of the maturity of the debt security pursuant to the Indenture.

(Section 101) The applicable prospectus supplement will describe the federal income tax consequences and other special factors which should be considered prior to purchasing any Original Issue Discount Securities.

Consolidation, Merger or Sale

      The Indenture generally permits a consolidation or merger between Post Apartment Homes and another entity. It also permits the sale or transfer by Post Apartment Homes of all or substantially all of its property and assets and the purchase by it of all or substantially all of the property and assets of another entity. These transactions are permitted if:

•	Post Apartment Homes is the continuing entity or, if not, the resulting or acquiring entity assumes all of its responsibilities and liabilities under the Indenture, including the payment of all amounts due on the debt securities and performance of the covenants in the Indenture;

•	immediately after the transaction, no Event of Default exists; and

•	an officer’s certificate and legal opinion covering these conditions are delivered to the Trustee. (Section 801 and 803)

      If Post Apartment Homes consolidates or merges with or into any other company or sells all or substantially all of its assets according to the terms and conditions of the Indenture, the resulting or acquiring company will be substituted for Post Apartment Homes in the Indenture with the same effect as if it had been an original party to the Indenture. As a result, such successor company may exercise the rights and powers of Post Apartment Homes under the Indenture, in the name of Post Apartment Homes or in its own name and Post Apartment Homes will be released from all of its liabilities and obligations under the Indenture and under the debt securities. (Section 802)

Restrictive Covenants

      Existence. Except as permitted under “— Consolidation, Merger or Sale” above, Post Apartment Homes is required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises unless it determines that the preservation of its existence, rights and franchises is no longer desirable in the conduct of its business and that the loss of the preservation is not disadvantageous in any material respect to the Holders of the debt securities. (Section 1006)

      Maintenance of Properties. Post Apartment Homes is required to cause all of its material properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment. Post Apartment Homes is also required to cause to be made all necessary repairs, renewals, replacements, betterments and improvements on its material properties, so that the business carried on in connection with the properties may be properly and advantageously conducted at all times. Post Apartment Homes will not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business. (Section 1007)

      Insurance. Post Apartment Homes is required to keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurance companies (Section 1008).

      Payment of Taxes and Other Claims. Post Apartment Homes is required to pay or discharge or cause to be paid or discharged, before they become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property. Post Apartment Homes is not required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings. (Section 1009)

      Provision of Financial Information. The Holders of debt securities will be provided with copies of the annual reports and quarterly reports of Post Apartment Homes. Whether or not Post Apartment Homes is subject to Section 13 or 15(d) of the Exchange Act and for so long as any debt securities are outstanding, Post

Apartment Homes will, to the extent permitted under the Exchange Act, be required to file with the Commission the annual reports, quarterly reports and other documents which Post Apartment Homes would have been required to file with the Commission pursuant to Section 13 or 15(d) if it were so subject. All of these documents are required to be filed with the Commission on or prior to the respective dates (the “Required Filing Dates”) by which Post Apartment Homes would have been required to so file these documents if it were so subject. Post Apartment Homes will also, (1) within 15 days of each Required Filing Date, transmit by mail to all Holders of debt securities, as their names and addresses appear in the security register for the debt securities, without cost to them, and file with the Trustee copies of the annual reports and quarterly reports which it would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if it were subject to such Sections and (2) if filing such documents by Post Apartment Homes with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder. (Section 1010)

      Additional Covenants. Any additional or different covenants of Post Apartment Homes with respect to any series of debt securities will be set forth in the prospectus supplement relating to the specific debt securities.

Modification and Waiver

      Under the Indenture, some of the rights and obligations of Post Apartment Homes and some of the rights of Holders of the debt securities may be modified or amended with the consent of the Holders of a majority in aggregate principal amount of the outstanding debt securities of each series of debt securities affected by the modification or amendment. The following modifications and amendments will not be effective against any Holder without its consent:

•	a change in the stated maturity date of any payment of principal or interest;

•	a reduction in payments due on the debt securities;

•	a change in the place of payment or currency in which any payment on the debt securities is payable;

•	a limitation of a Holder’s right to sue Post Apartment Homes for the enforcement of certain payments due on the debt securities;

•	a reduction in the percentage of outstanding debt securities required to consent to a modification or amendment of the Indenture; and

•	a modification of any of the foregoing requirements. (Section 902)

      Under the Indenture, the Holders of a majority in aggregate principal amount of the outstanding debt securities of any series of debt securities may, on behalf of all Holders of that series:

•	waive compliance by Post Apartment Homes with certain restrictive covenants of the Indenture; and

•	waive any past default under the Indenture, except:

—	a default in the payment of the principal of or any premium or interest on any debt securities of that series; or

—	a default under any provision of the Indenture which itself cannot be modified or amended without the consent of the Holders of each outstanding debt security of that series. (Sections 1013, 513)

Events of Default

      “Event of Default,” when used in the Indenture with respect to any series of debt securities, means any of the following:

•	failure to pay interest on any debt security of that series for 30 days after the payment is due;

•	failure to pay the principal of or any premium on any debt security of that series when due;

•	failure to deposit any sinking fund payment when due on debt securities of that series;

•	failure to perform any other covenant in the Indenture that applies to debt securities of that series for 60 days after Post Apartment Homes has received written notice of the failure to perform in the manner specified in the Indenture;

•	default with respect to over $20 million of recourse indebtedness, or with respect to over $20 million under any mortgage, lien or other similar encumbrance, indenture or instrument, including the Indenture, which secures any indebtedness or borrowed money, and which results in acceleration of the maturity of the outstanding principal amount of the indebtedness unless such acceleration is rescinded or the indebtedness is discharged;

•	certain events in bankruptcy, insolvency or reorganization; or

•	any other Event of Default that may be specified for the debt securities of that series when that series is created. (Section 501)

If an Event of Default for any series of debt securities occurs and continues, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If such a declaration occurs, the Holders of a majority of the aggregate principal amount of the outstanding debt securities of that series can, subject to certain conditions, rescind the declaration. (Sections 502, 513)

      The prospectus supplement relating to each series of debt securities which are Original Issue Discount Securities will describe the particular provisions that relate to the acceleration of maturity of a portion of the principal amount of such series when an Event of Default occurs and continues.

      An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. The Indenture requires Post Apartment Homes to file an officers’ certificate with the Trustee each year that states that defaults do not exist under the terms of the Indenture. (Section 1011) The Trustee may withhold notice to the Holders of debt securities of any default, except defaults in the payment of principal, premium, interest or any sinking fund installment, if it considers such withholding of notice to be in the best interests of the Holders. (Section 601)

      Other than its duties in the case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any Holders, unless the Holders offer the Trustee reasonable indemnification. (Sections 602, 603) If reasonable indemnification is provided, then, subject to certain other rights of the Trustee, the Holders of a majority in principal amount of the outstanding debt securities of any series may, with respect to the debt securities of that series, direct the time, method and place of:

•	conducting any proceeding for any remedy available to the Trustee; or

•	exercising any trust or power conferred upon the Trustee. (Sections 512)

      The Holder of a debt security of any series will have the right to begin any proceeding with respect to the Indenture or for any remedy only if:

•	the Holder has previously given the Trustee written notice of a continuing Event of Default with respect to that series;

•	the Holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request of, and offered reasonable indemnification to, the Trustee to begin such proceeding;

•	the Trustee has not started such proceeding within 60 days after receiving the request; and

•	the Trustee has not received directions inconsistent with such request from the Holders of a majority in aggregate principal amount of the outstanding debt securities of that series during those 60 days. (Section 507)

However, the Holder of any debt security will have an absolute right to receive payment of principal of and any premium and interest on the debt security when due and to institute suit to enforce such payment. (Section 508)

Defeasance

      Defeasance and Discharge. At the time that Post Apartment Homes establishes a series of debt securities under the Indenture, it can provide that the debt securities of that series are subject to the defeasance and discharge provisions of the Indenture. If Post Apartment Homes so provides, it will be discharged from its obligations on the debt securities of that series if it deposits with the Trustee, in trust, sufficient money or Government Obligations (as defined below) to pay the principal, interest, any premium and any other sums due on the debt securities of that series on the dates such payments are due under the Indenture and the terms of the debt securities. (Sections 1401 and 1404) As used above, “Government Obligations” mean:

•	securities of the same government which issued the currency in which the series of debt securities are denominated and in which interest is payable; or

•	securities of government agencies backed by the full faith and credit of such government. (Section 101)

      In the event that Post Apartment Homes deposits funds in trust and discharges its obligations under a series of debt securities as described above, then:

•	the Indenture will no longer apply to the debt securities of that series, except for certain obligations to compensate, reimburse and indemnify the Trustee, to register the transfer and exchange of debt securities, to replace lost, stolen or mutilated debt securities and to maintain paying agencies and the trust funds; and

•	Holders of debt securities of that series can only look to the trust fund for payment of principal, any premium and interest on the debt securities of that series. (Section 1402)

      Defeasance of Certain Covenants and Certain Events of Default. At the time that Post Apartment Homes establishes a series of debt securities under the Indenture, it can provide that the debt securities of that series are subject to the covenant defeasance provisions of the Indenture. If Post Apartment Homes so provides and makes the deposit described under the heading “— Defeasance and Discharge” above:

•	it will not have to comply with the following restrictive covenants contained in the Indenture:

—	Existence (Sections 1006);

—	Maintenance of Properties (Section 1007);

—	Insurance (Section 1008);

—	Payment of Taxes and Other Claims (Section 1009);

—	Provision of Financial Information (Section 1010); and

—	any other covenant Post Apartment Homes designates when it establishes the series of debt securities; and

•	it will not have to treat the events described in the fourth bullet point under the heading “— Events of Default” as they relate to the covenants listed above that have been defeased and no longer are in effect and the events described in the last bullet point under the heading “— Events of Default” as Events of Default under the Indenture in connection with that series.

In the event of a defeasance, the obligations of Post Apartment Homes under the Indenture and the debt securities, other than with respect to the covenants and the Events of Default specifically referred to above, will remain in effect. (Sections 1402 and 1403)

      If Post Apartment Homes exercises its option not to comply with the covenants listed above and the debt securities of such series become immediately due and payable because an Event of Default has occurred, other than as a result of an Event of Default specifically referred to above, the amount of money and/or Government Obligations on deposit with the Trustee will be sufficient to pay the principal, interest, any premium and any other sums, due on the debt securities of such series on the date such payments are due under the Indenture and the terms of the debt securities, but may not be sufficient to pay amounts due at the time of acceleration. However, Post Apartment Homes would remain liable for the balance of the payments.

      Condition. Such a trust will only be permitted to be established if, among other things, Post Apartment Homes has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the Holders of the debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U. S. federal income tax law occurring after the date of the Indenture (Section 1404).

No Conversion Rights

      The debt securities will not be convertible into or exchangeable for any capital stock of Post or equity interest in Post Apartment Homes.

DESCRIPTION OF COMMON STOCK

      We have summarized certain terms and provisions of Post’s common stock in this section. The summary is not complete. We have also filed Post’s Articles of Incorporation and Bylaws as exhibits to the registration statement. You should read Post’s Articles of Incorporation and Bylaws for additional information before you buy any common stock.

General

      Shares Outstanding. Post’s authorized common stock consists of 100,000,000 shares, par value $.01 per share. As of December 31, 2000, 38,853,596 shares were issued and outstanding, 808,596 shares were held in treasury, 5,181,411 shares were reserved for issuance upon exchange of outstanding Units and 6,000,000 shares were reserved for issuance upon exercise of outstanding stock options.

      Dividends. Holders of common stock may receive dividends when declared by Post’s board of directors out of funds that Post can legally use to pay dividends. Post may pay dividends in cash, stock or other property. In certain cases, holders of common stock may not receive dividends until Post has satisfied its obligations to any holders of outstanding preferred stock.

      Voting Rights. Holders of common stock have the exclusive power to vote on all matters presented to Post’s shareholders unless Georgia law or the certificate of designations for an outstanding series of preferred stock gives the holders of that series of preferred stock the right to vote on specified matters. Each holder of common stock is entitled to one vote per share. Holders of common stock have no cumulative voting rights for the election of directors. This means that a holder of a single share of common stock cannot cast more than one vote for each position to be filled on the board of directors.

      Other Rights. If Post voluntarily or involuntarily liquidates, dissolves or winds up its business, holders of common stock will receive pro rata, according to shares held by them, any remaining assets distributable to Post’s shareholders after Post has provided for any liquidation preference for outstanding shares of preferred stock. When Post issues securities in the future, holders of common stock have no preemptive rights. This means that the holders of common stock have no right, as holders of common stock, to buy any portion of those issued securities.

      Listing. Post’s outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “PPS.” Post intends to list with the New York Stock Exchange any additional shares of common stock to be sold pursuant to any prospectus supplement. EquiServe serves as the transfer agent and registrar for the common stock.

      Fully Paid. Post’s outstanding shares of common stock are fully paid and nonassessable. This means that the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional monies for such shares. Any additional common stock that Post may issue in the future pursuant to any prospectus supplement or upon the conversion or exercise of other securities offered under this prospectus will also be fully paid and nonassessable.

Anti-Takeover Provisions Contained in Post’s Articles of Incorporation and Bylaws

      Certain provisions of Post’s Articles of Incorporation and Bylaws may make it less likely that management would be changed or someone would acquire voting control of Post without consent by the board of directors. These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

      Preferred Stock. Post’s board of directors can at any time, under its Articles of Incorporation and without shareholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without shareholder approval could discourage or make more difficult attempts to take control of Post through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring management could stop a takeover by preventing the person trying to take control of Post from acquiring enough voting shares necessary to take control.

      Classified Board. Members of Post’s board of directors are divided into three classes and serve staggered three-year terms under Post’s Bylaws. This means that only approximately one-third of the directors are elected at each annual meeting of shareholders and that it would take two years to replace a majority of the directors unless they are removed. Directors may be removed from office at any time with or without cause.

      Nomination Procedures. Shareholders, as well as Post’s board of directors, can nominate candidates for the board of directors. However, a shareholder must follow the advance notice procedures described in the Bylaws. In general, a shareholder must submit a written notice of the nomination to Post’s corporate secretary at least 60 days before the date set for the annual meeting of shareholders.

      Proposal Procedures. Shareholders can propose that business other than nominations to the board of directors be considered at an annual meeting of shareholders only if a shareholder follows the advance notice procedures described in Post’s Bylaws. In general, a shareholder must submit a written notice of the proposal and the shareholder’s interest in the proposal at least 60 days before the date set for the annual meeting of shareholders.

      Amendment of Bylaws. Under Post’s Bylaws, the board of directors can adopt, amend or repeal the bylaws, subject to limitations under the Georgia Business Corporation Act. Post’s shareholders also have the power to change or repeal Post’s Bylaws.

Georgia Anti-Takeover Statutes

      The Georgia Business Combination Code restricts certain business combinations with “interested shareholders” and contains fair price requirements applicable to certain mergers with certain “interested shareholders” that are summarized below. The restrictions imposed by these statutes will not apply to a corporation unless it elects to be governed by these statutes. Post has not elected to be covered by such restrictions. The Georgia business combination statute regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, and where the acquiror became an “interested shareholder” of the corporation, unless either (1) the transaction resulting in such acquiror becoming an “interested shareholder” or the business combination received the approval of the corporation’s board of directors prior to the date on which the acquiror became an “interested shareholder”, or (2) the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation, excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons, in the same transaction in which the acquiror became an “interested shareholder.” For purposes of this statute, an “interested shareholder” generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The statute prohibits business combinations with an unapproved “interested shareholder” for a period of five years after the date on which such person became an “interested shareholder.” The statute restricting business combinations is broad in its scope and is designed to inhibit unfriendly acquisitions.

      The Georgia fair price statute prohibits certain business combinations between a Georgia business corporation and an “interested shareholder” unless:

•	certain “fair price” criteria are satisfied;

•	the business combination is unanimously approved by the continuing directors;

•	the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the “interested shareholder;” or

•	the interested shareholder has been such for at least three years and has not increased his ownership position in such three-year period by more than one percent in any twelve-month period.

The fair price statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified “fair price” requirements.

Limitation on Mergers and Asset Sales

      Post may not engage in any merger, consolidation or other combination with or into another person or sale of all or substantially all of its assets unless such transaction includes the merger of Post Apartment Homes or sale of substantially all of the assets of Post Apartment Homes, which sale or merger must be approved by the holders of a majority of the outstanding Units. If Post were ever to hold less than a majority of the Units, this voting requirement might limit the possibility for acquisition or change in the control of Post. The foregoing limitation may have the effect of precluding a merger, consolidation or other combination of Post without the consent of Post’s board of directors.

Restrictions on Transfer

      Ownership Limits. Post’s Articles of Incorporation contain restrictions on the number of shares of common stock that a single shareholder may own. For Post to qualify as a REIT under the U.S. Internal Revenue Code, no more than 50% in value of its outstanding shares of common stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year. The common stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because Post has elected to be treated as a REIT, Post’s Articles of Incorporation contain restrictions on the acquisition of common stock intended to ensure compliance with these requirements.

      Subject to exceptions specified in the Articles of Incorporation, no person other than Messrs. Williams and Glover may own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than 6% (the “Ownership Limit”) of the outstanding shares of common stock. Messrs. Williams and Glover are subject to a separate limitation (referred to as the “Excluded Holder Limit”) pursuant to which they are prohibited from owning, actually and constructively under the applicable attribution provisions of the Code, more than 31%, in the aggregate, of the outstanding shares of common stock. In addition, Messrs. Williams and Glover are prohibited from acquiring any shares of common stock if their acquisition would cause five or fewer individuals to own, actually and constructively under the applicable attribution provisions of the Code, in the aggregate more than 50% in value of Post’s outstanding stock.

      If any shareholder purports to transfer shares to a person and either the transfer would result in Post failing to qualify as a REIT, or the shareholder knows that the transfer would cause the transferee to hold more than the applicable Ownership Limit or Excluded Holder Limit, the purported transfer will be null and void as to that number of shares the transfer of which would cause a violation of the applicable limit, and the shareholder will be deemed not to have transferred such excess shares. In addition, if any person holds shares of common stock in excess of the applicable Ownership Limit or Excluded Holder Limit, that person will be deemed to hold the shares that cause the applicable limit to be exceeded in trust for Post, and will not receive dividends or distributions with respect to such shares and will not be entitled to vote such shares. The person will be required to sell such shares to Post for the lesser of the amount paid for the shares and the average of the last reported sales prices for the ten trading days immediately preceding the sale or to sell such shares at the direction of Post, in which case Post will be reimbursed for its expenses in connection with the sale plus any remaining amount of such proceeds that exceeds the amount such person paid for the shares and such person will be entitled to receive only the balance of the proceeds. If Post repurchases such shares, it may elect to pay for the shares with Units.

      All certificates representing shares of common stock will bear a legend referring to the restrictions described above.

      Every owner of more than 5%, or such lower percentage as may be required by the Code or the related regulations, of the issued and outstanding shares of common stock must file a written notice with Post containing the information specified in the Articles of Incorporation no later than January 30 of each year. In addition, each shareholder shall upon demand be required to disclose to Post in writing such information as Post may request in good faith in order to determine Post’s status as a REIT. The foregoing ownership limitations may have the effect of precluding acquisition of control of Post without the consent of the board of directors.

DESCRIPTION OF PREFERRED STOCK

      This section describes the general terms and provisions of preferred stock of Post that may be offered by this prospectus. The prospectus supplement will describe the specific terms of the series of the preferred stock offered through that prospectus supplement and any general terms outlined in this section that will not apply to that series of preferred stock.

      We have summarized the terms and provisions of the preferred stock in this section. The summary is not complete. We have also filed Post’s Articles of Incorporation as an exhibit to the registration statement. You should read Post’s Articles of Incorporation and the Certificate of Designation, Preferences and Rights (“Certificate of Designation”) relating to the applicable series of the preferred stock for additional information before you buy any preferred stock.

General

      Pursuant to Post’s Articles of Incorporation, Post’s board of directors has the authority, without further shareholder action, to issue a maximum of 20,000,000 shares of Preferred Stock, including shares issued or reserved for issuance. As of December 31, 2000, Post had 1,150,000 shares designated as 8 1/2% Series A cumulative redeemable preferred stock, of which 1,000,000 shares were outstanding, 2,300,000 shares designated as 7 5/8% Series B cumulative redeemable preferred stock, of which 2,000,000 shares were outstanding, and 2,300,000 shares designated as 7 5/8% Series C cumulative redeemable preferred stock, of which 2,000,000 shares were outstanding. The board of directors has the authority to determine or fix the following terms with respect to shares of any series of preferred stock:

•	the number of shares and designation or title of the shares;

•	dividend rights;

•	whether and upon what terms the shares will be redeemable;

•	the rights of the holders upon Post’s dissolution or upon the distribution of its assets;

•	whether and upon what terms the shares will have a purchase, retirement or sinking fund;

•	whether and upon what terms the shares will be convertible;

•	the voting rights, if any, which will apply; and

•	any other preferences, rights, limitations or restrictions of the series.

If Post purchases, redeems or converts shares of preferred stock, it will retire and cancel them and restore them to the status of authorized but unissued shares of preferred stock. These shares will not be part of any particular series of preferred stock and may be reissued by Post.

      As described under “Description of Depositary Shares” below, Post may elect to offer depositary shares represented by depositary receipts. If Post so elects, each depositary share will represent a fractional interest to be specified in the applicable prospectus supplement in a share of preferred stock. If Post issues depositary shares representing interests in preferred stock, the preferred stock will be deposited with a depositary.

      The preferred stock will have the dividend, liquidation, redemption, voting and conversion rights described in this section unless the applicable prospectus supplement provides otherwise. You should read the prospectus supplement relating to the particular series of the preferred stock it offers for specific terms, including:

•	the title and liquidation preference of the preferred stock and the number of shares offered;

•	the initial public offering price at which Post will issue the preferred stock;

•	the dividend rate or rates (or method of calculation), the dividend periods, the dates on which dividends will be payable and whether the dividends will be cumulative or noncumulative and, if cumulative, the dates from which the dividends will start to cumulate;

•	any redemption or sinking fund provisions;

•	any conversion provisions;

•	whether Post has elected to offer depositary shares as described under “Description of Depositary Shares” below; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

      When Post issues the preferred stock, the shares will be fully paid and nonassessable. This means that the full purchase price for the outstanding preferred stock will have been paid and the holders of such preferred stock will not be assessed any additional monies for such preferred stock. Unless the applicable prospectus supplement specifies otherwise:

•	each series of preferred stock will rank senior to Post’s common stock and equally in all respects with the outstanding shares of each other series of preferred stock; and

•	the preferred stock will have no preemptive rights to subscribe for any additional securities which Post may issue in the future. This means that the holders of preferred stock will have no right, as holders of preferred stock, to buy any portion of those issued securities.

Dividends

      The holders of the preferred stock of each series will be entitled to receive cash dividends, if declared by Post’s board of directors or its duly authorized committee, out of assets that Post can legally use to pay dividends. The prospectus supplement relating to a particular series of preferred stock will set forth the dividend rates and dates on which dividends will be payable. The rates may be fixed or variable or both. If the dividend rate is variable, the applicable prospectus supplement will describe the formula used for determining the dividend rate for each dividend period. Post will pay dividends to the holders of record as they appear on Post’s stock books on the record dates fixed by the board of directors or its duly authorized committee.

      The applicable prospectus supplement will also state whether the dividends on any series of the preferred stock are cumulative or non-cumulative. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If Post’s board of directors does not declare a dividend payable on a dividend payment date on any non-cumulative series of preferred stock, then the holders of that series will not be entitled to receive a dividend for that dividend period and Post will not be obligated to pay the dividend for that dividend period even if the board of directors declares a dividend on that series payable in the future.

      Post’s board of directors will not declare and pay a dividend on any of its stock ranking, as to dividends, equal with or junior to any series of the preferred stock unless full dividends on such series of the preferred stock have been declared and paid or declared and sufficient money is set aside for payment. Until full dividends are paid, or declared and payment is set aside, on each series of preferred stock ranking equal as to dividends, then:

•	Post will declare any dividends pro rata among the preferred stock of each series and any preferred stock ranking equal to the preferred stock as to dividends. This means that the dividends Post declares per share on each series of such preferred stock will bear the same relationship to each other that the full accrued dividends per share on each such series of the preferred stock bear to each other;

•	other than such pro rata dividends, Post will not declare or pay any dividends or declare or make any distributions upon any security ranking junior to or equal with the preferred stock as to dividends or upon liquidation except dividends or distributions paid for with securities ranking junior to the preferred stock as to dividends and upon liquidation; and

•	Post will not redeem, purchase or otherwise acquire, or set aside money for a sinking fund for, any securities ranking junior to or equal with the preferred stock as to dividends or upon liquidation except by conversion into or exchange for stock junior to the preferred stock as to dividends and upon liquidation.

Post will not owe any interest, or any money in lieu of interest, on any dividend payment(s) on any series of the preferred stock which may be past due.

Redemption

      A series of the preferred stock may be redeemable, in whole or in part, at Post’s option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, as described in the applicable prospectus supplement. Redeemed preferred stock will become authorized but unissued shares of preferred stock that Post may issue in the future.

      If a series of the preferred stock is subject to mandatory redemption, the applicable prospectus supplement will specify the number of shares that Post will redeem each year and the redemption price. If preferred stock is redeemed, Post will pay all accrued and unpaid dividends on the preferred stock up to, but excluding, the redemption date. The prospectus supplement will also specify whether the redemption price will be paid in cash or other property. If (1) Post is only permitted to pay the redemption price for a series of preferred stock from the proceeds of a capital stock issuance and (2) the proceeds from the issuance are insufficient or no such issuance has occurred, then the terms of that series may provide that the preferred stock will automatically and mandatorily be converted into such capital stock.

      If fewer than all of the outstanding shares of any series of the preferred stock are to be redeemed, Post’s board of directors will determine the number of shares to be redeemed. Post will redeem the shares pro rata from the holders of record in proportion to the number of shares held by them, with adjustments to avoid redemption of fractional shares.

      Even though the terms of a series of preferred stock may permit redemption of the preferred stock in whole or in part, if any dividends, including accumulated dividends, on that series are past due:

•	Post will not redeem any preferred stock of that series unless Post simultaneously redeems all outstanding preferred stock of that series; and

•	Post will not purchase or otherwise acquire any preferred stock of that series.

The prohibition discussed in the prior sentence will not prohibit Post from purchasing or acquiring preferred stock of that series to preserve its REIT status or pursuant to a purchase or exchange offer if Post makes the offer on the same terms to all holders of that series.

      Unless the applicable prospectus supplement specifies otherwise, Post will give notice of a redemption by mailing a notice to each record holder of the shares to be redeemed, between 30 to 60 days prior to the date fixed for redemption. If Post issues depositary shares representing interests in preferred stock, it will send a notice to the depositary between 40 to 70 days prior to the date fixed for redemption. Post will mail the notices to the holders’ addresses as they appear on its stock records. Each notice will state:

•	the redemption date;

•	the number of shares and the series of the preferred stock to be redeemed;

•	the redemption price;

•	the place or places where holders can surrender the certificates for the preferred stock for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on the redemption date; and

•	the date when the holders’ conversion rights, if any, will terminate.

If Post redeems fewer than all shares of any series of the preferred stock held by any holder, it will also specify the number of shares to be redeemed from the holder in the notice.

      If Post has given notice of the redemption and has provided the funds for the payment of the redemption price, then beginning on the redemption date:

•	the dividends on the preferred stock called for redemption will no longer accrue;

•	such shares will no longer be considered outstanding; and

•	the holders will no longer have any rights as shareholders except to receive the redemption price.

When the holder properly surrenders the redeemed shares, the redemption price will be paid out of the funds provided by Post. If Post redeems fewer than all of the shares represented by any certificate, Post will issue a new certificate representing the unredeemed shares without cost to the holder.

      In the event that a redemption described above is deemed to be a “Tender Offer” within the meaning of Rule 14e-1 under the Exchange Act, Post will comply with all applicable provisions of the Exchange Act.

Conversion

      The applicable prospectus supplement relating to a series of convertible preferred stock will describe the terms and conditions upon which shares of that series are convertible into shares of common stock or a different series of preferred stock.

Rights Upon Liquidation

      Unless the applicable prospectus states otherwise, if Post voluntarily or involuntarily liquidates, dissolves or wind ups its business, the holders of shares of each series of the preferred stock will be entitled to receive:

•	liquidation distributions in the amount stated in the applicable prospectus supplement; and

•	all accrued and unpaid dividends, whether or not earned or declared.

      Post will pay these amounts to the holders of shares of each series of the preferred stock, and all amounts owing on any preferred stock ranking equally with such series of preferred stock as to distributions upon liquidation, out of Post’s assets available for distribution to shareholders before any distribution is made to holders of any securities ranking junior to the preferred stock upon liquidation.

      The sale of all or substantially all of Post’s property and assets, its merger into or consolidation with any other corporation or the merger of any other corporation into Post will not be considered a dissolution, liquidation or winding up of Post’s business.

      If (1) Post voluntarily or involuntarily liquidates, dissolves or wind ups its business and (2) the assets available for distribution to the holders of the preferred stock of any series and any other shares of its stock ranking equal with such series as to any such distribution are insufficient to pay all amounts to which the holders are entitled, then Post will only make pro rata distributions to the holders of all shares ranking equal as to distributions upon dissolution, liquidation or winding up of its business. This means that the distributions Post pays to the holders of all shares ranking equal as to distributions upon dissolution, liquidation or winding up of its business will bear the same relationship to each other that the full distributable amounts for which such holders are respectively entitled upon such dissolution, liquidation or winding up of Post’s business bear to each other.

      After Post pays the full amount of the liquidation distribution to which the holders of a series of the preferred stock are entitled, such holders will have no right or claim to any of Post’s remaining assets.

Voting Rights

      Except as described in this section or in the applicable prospectus supplement, or except as expressly required by applicable law, the holders of the preferred stock will not be entitled to vote. If the holders of a series of preferred stock are entitled to vote and the applicable prospectus supplement does not state otherwise, then each share of preferred stock will be entitled to one vote.

      As more fully described under “Description of Depositary Shares” below, if Post elects to provide for the issuance of depositary shares representing fractional interests in a share of preferred stock, the holders of each depositary share will be entitled to a fraction of a vote.

      For any series of preferred stock having one vote per share, the voting power of the series, on matters on which holders of such series and holders of any other series of preferred stock are entitled to vote as a single class, will solely depend on the total number of shares in such series, and not on the aggregate liquidation preference or initial offering price.

      Whenever dividends on any shares of preferred stock are in arrears for six or more consecutive fiscal quarters, the holders of such shares of preferred stock, voting separately as a class with all other series of preferred stock that have similar voting rights, will be entitled to vote for the election of two additional directors of Post a special meeting called by the holders of record of at least 10% of any series of preferred stock so in arrears or, if such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, then at the next annual meeting of shareholders, and at each subsequent annual meeting. This right will continue until (1) if such series of preferred stock has a cumulative dividend, all dividends accumulated on such shares of preferred stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (2) if such series of preferred stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment of the dividends set aside. In such case, the entire board of directors of Post will be increased by two directors.

      Unless Post receives the consent of the holders of an outstanding series of preferred stock and the outstanding shares of all other series of preferred stock which (1) rank equally with such series either as to dividends or the distribution of assets upon liquidation, dissolution or winding up of Post’s business and (2) have voting rights that are exercisable and that are similar to those of such series, Post will not:

•	authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to such outstanding preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of Post’s business; or

•	amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of Post’s Articles of Incorporation or of the resolutions contained in a Certificate of Designation creating such series of the preferred stock so as to materially and adversely affect any right, preference, privilege or voting power of such outstanding preferred stock.

This consent must be given by the holders of at least two-thirds of all such outstanding preferred stock described in the preceding sentence, voting together as a single class. Post will not be required to obtain this consent with respect to the actions listed in the second bullet point above, however, if it only (1) increases the amount of the authorized preferred stock, (2) creates and issues another series of preferred stock, or (3) increases the amount of authorized shares of any series of preferred stock, if such preferred stock in each case ranks equal with or junior to the preferred stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of its business.

      Under Georgia law, holders of each series of preferred stock will be entitled to vote as a class upon any proposed merger and any proposed amendment to the Articles of Incorporation, whether or not the Articles of Incorporation so state, if the merger or amendment would:

•	increase or decrease the aggregate number of authorized shares of such series;

•	effect an exchange or reclassification of all or part of the shares of the series into shares of another series;

•	effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class or series into shares of the series;

•	change the designation, rights, preferences or limitations of all or a part of the shares of the series;

•	change the shares of all or part of the series into a different number of shares of the same series;

•	create a new series having rights or preferences with respect to distributions or dissolution that are prior, superior or substantially equal to the shares of the series;

•	increase the rights, preferences or number of authorized shares of any class or series that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of the series;

•	limit or deny an existing preemptive right of all or part of the shares of the series;

•	cancel or otherwise affect rights to distributions or dividends that have accumulated but have not yet been declared on all or part of the shares of the series; or

•	cancel, redeem or repurchase all or part of the shares of the series.

Shareholder Liability

      As discussed above under “Description of Common Stock — General,” applicable Georgia law provides that no shareholder, including holders of preferred stock, shall be personally liable for the acts and obligations of Post and that the funds and property of Post shall be the only recourse for such acts or obligations.

Restrictions on Ownership

      As discussed above under “Description of Common Stock — Restrictions on Transfer,” for Post to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist Post in meeting this requirement, Post may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of Post’s outstanding equity securities, including any preferred stock of Post. Therefore, the Certificate of Designations for each series of preferred stock may contain provisions restricting the ownership and transfer of the preferred stock. The applicable prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock.

Registrar and Transfer Agent

      The Registrar and Transfer Agent for the preferred stock will be set forth in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

General

      This section describes the general terms and provisions of the depositary shares. The prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

      Post may offer fractional interests in preferred stock, rather than full preferred stock. If Post does, it will provide for the issuance by a depositary to the public of receipts for depositary shares, each of which will represent a fractional interest in a share of a particular series of preferred stock.

      The shares of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a depositary which will be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million. Post will name the depositary in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will have a fractional interest in all the rights and preferences of the share of preferred stock underlying such depositary share. Those rights include any dividend, voting, redemption, conversion and liquidation rights.

      The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. If you purchase fractional interests in shares of the related series of preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depositary receipts are being prepared, Post may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts although not in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at Post’s expense.

      If you surrender depositary receipts at the principal office of the depositary (unless the related depositary shares have previously been called for redemption), you are entitled to receive at such office the number of preferred stock and any money or other property represented by such depositary shares. Post will not issue partial preferred stock. If you deliver depositary receipts evidencing a number of depositary shares that represent more than a whole number of preferred stock, the depositary will issue you a new depositary receipt evidencing such excess number of depositary shares at the same time that the preferred stock are withdrawn. Holders of preferred stock received in exchange for depositary shares will no longer be entitled to deposit such shares under the deposit agreement or to receive depositary shares in exchange for such preferred stock.

      We have summarized selected terms and provisions of the deposit agreement, the depositary shares and the depositary receipts in this section. The summary is not complete. We will file the form of deposit agreement, including the form of depositary receipt, as an exhibit to a Current Report on Form 8-K before Post issues the depositary shares. You should read the forms of deposit agreement and depositary receipt relating to a series of preferred stock for additional information before you buy any depositary shares that represent preferred stock of such series.

Dividends

      The depositary will distribute all cash dividends received with respect to the preferred stock to the record holders of depositary shares representing the preferred stock in proportion to the numbers of depositary shares owned by the holders on the relevant record date. The depositary will distribute only the amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The balance not distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

Redemption of Depositary Shares

      If the series of the preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the redemption proceeds, in whole or in part, of such series of the preferred stock held by the depositary. The depositary will mail notice of redemption between 30 to 60 days prior to the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depositary’s records. The redemption price per depositary Share will bear the same relationship to the redemption price per share of preferred stock that the depositary share bears to the underlying share of preferred stock. Whenever Post redeems preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata or by any other equitable method determined by Post that preserves Post’s REIT status.

      After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will cease, except the right to receive money or other property that the holders of the depositary shares were entitled to receive upon such redemption. Such payments will be made when holders surrender their depositary receipts to the depositary.

Conversion

      If any series of preferred stock underlying the depositary shares is subject to conversion, the applicable prospectus supplement will describe the rights or obligations of each record holder of depositary receipts to convert the depositary shares.

Voting the Preferred Stock

      Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail information about the meeting contained in the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of such depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to how the preferred stock underlying the holder’s depositary shares should be voted.

      The depositary will to vote the number of shares of preferred stock underlying the depositary shares according to the instructions received. Post will agree to take all action requested by and deemed necessary by the depositary in order to enable the depositary to vote the preferred stock in that manner. The depositary will not vote any shares of preferred stock for which it does not receive specific instructions from the holders of the depositary shares relating to such preferred stock.

Liquidation Preference

      In the event of the liquidation, dissolution or winding up of Post, whether voluntary or involuntary, the applicable prospectus supplement will set forth the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary share evidenced by a depositary receipt.

Taxation

      Owners of depositary shares will be treated for federal income tax purposes as if they were owners of the preferred stock represented by the depositary shares. Accordingly, for federal income tax purposes they will have the income and deductions to which they would be entitled if they were holders of the preferred stock. In addition:

•	no gain or loss will be recognized for federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares as provided in the deposit agreement;

•	the tax basis of each share of preferred stock to an exchanging owner of depositary shares will, upon the exchange, be the same as the aggregate tax basis of the depositary shares exchanged for such share; and

•	the holding period for the preferred stock, in the hands of an exchanging owner of depositary shares who held the depositary shares as a capital asset at the time of the exchange, will include the period that the owner held such depositary shares.

Amendment and Termination of the Deposit Agreement

      The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between us and the depositary at any time. However, any amendment that materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless approved by the record holders of at least two-thirds of the depositary shares then outstanding. A deposit agreement will automatically terminate if:

•	all outstanding depositary shares relating to the deposit agreement have been redeemed; or

•	there has been a final distribution on the preferred stock of the relevant series in connection with Post’s liquidation, dissolution or winding up of its business and the distribution has been distributed to the holders of the related depositary shares.

      A deposit agreement may be terminated by Post upon not less than 30 days’ prior written notice to the applicable preferred stock depositary if (1) termination is necessary to preserve Post’s status as a REIT or (2) a majority of each series of preferred stock affected by such termination consents to such termination, whereupon such preferred stock depositary will be required to deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole shares of preferred stock as are represented by the depositary shares evidenced by such depositary receipts together with any other property held by such preferred stock depositary with respect to such depositary receipts. Post will agree that if a deposit agreement is terminated to preserve its status as a REIT, then Post will use its best efforts to list the preferred stock issued upon surrender of the related depositary shares on a national securities exchange.

Charges of Depositary

      Post will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Post will pay associated charges of the depositary for the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges that are stated to be their responsibility in the deposit agreement.

Resignation and Removal of Depositary

      The depositary may resign at any time by delivering notice to us. Post may also remove the depositary at any time. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

Miscellaneous

      Post will forward to the holders of depositary shares all reports and communications that it must furnish to the holders of the preferred stock.

      Neither the depositary nor Post will be liable if the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Post’s obligations and the depositary’s obligations under the deposit agreement will be limited to performance in good faith of duties set forth in the deposit agreement. Neither the depositary nor Post will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless satisfactory indemnity is furnished to us and/or the depositary. Post and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

Restrictions on Ownership

      As discussed above under “Description of Common Stock — Restrictions on Transfer,” for Post to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist Post in meeting this requirement, Post may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of Post’s outstanding equity securities, including any preferred stock of Post. Therefore, the Certificate of Designations for each series of preferred stock underlying the depositary shares may contain provisions restricting the ownership and transfer of the preferred stock. The deposit agreement may contain similar provisions. The applicable prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock and any depositary shares.

FEDERAL INCOME TAX CONSIDERATIONS

Introductory Notes

      This discussion summarizes the material federal income tax considerations under current law that may be relevant to a prospective holder of the securities. It is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local, or foreign tax considerations. It also does not discuss all of the aspects of federal income taxation that may be relevant to a prospective holder of securities in light of his particular circumstances or to certain types of holders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws. As used in this section, the term “Post” refers solely to Post Properties, Inc.

      Each prospective purchaser is advised to consult with his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and sale of securities in an entity electing to be taxed as a real estate investment trust, including the federal, state, local, foreign and other tax consequences of such purchase, ownership, sale and election and of potential changes in applicable tax laws.

Qualification and Taxation of Post as a REIT

      Post has made an election to be taxed as a REIT under Sections 856 through 860 of the Code effective for its short taxable year ending on December 31, 1993. Post’s qualification and taxation as a REIT depends upon Post’s ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests and organizational requirements imposed under the Code, as discussed below. Post believes that it is organized and has operated in such a manner as to qualify under the Code for taxation as a REIT commencing with its 1993 taxable year, and Post intends to continue to operate in such a manner. No assurance, however, can be given that Post will operate in a manner so as to qualify or remain qualified as a REIT. See “Failure to Qualify” below.

      In the opinion of King & Spalding, Post met the requirements for qualification and taxation as a REIT for its taxable years ended December 31, 1993 through 2000, and its current and proposed method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT. This opinion is based on various assumptions relating to the organization and operation of Post, Post Apartment Homes and the partnerships and limited liability companies in which Post Apartment Homes owns or has owned an interest and is conditioned upon certain representations made by Post as to certain relevant factual matters relating to the organization and expected manner of operation of Post, Post Apartment Homes, and their subsidiaries. King & Spalding is not aware of any facts or circumstances that are inconsistent with these assumptions and representations. Moreover, such qualification and taxation as a REIT will depend upon Post’s ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below. King & Spalding will not review compliance with these tests on a continuing basis. No assurance can be given that Post will satisfy such tests on a continuing basis. See “Failure to Qualify” below.

      The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

      So long as Post continues to qualify for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. However, Post will be subject to federal income tax in the following circumstances. First, Post will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, Post may be subject to the “alternative minimum tax” on items of tax preference, if any. Third, if Post has (1) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by foreclosure or otherwise on default of a loan or lease secured by the property) that is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if Post has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if Post should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and nonetheless has maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amounts by which it fails the 75% or 95% gross income test (or for taxable years beginning after December 31, 2000, a 90% test). Sixth, if Post should fail to distribute during each calendar year at least the sum of:

•	85% of its REIT ordinary income for such year,

•	95% of its REIT capital gain net income for such year and

•	any undistributed taxable income from prior periods,

it would be subject to a 4% excise tax on the excess of such required distribution over the sum of the amounts actually distributed and amounts retained for which federal income tax was paid. Seventh, Post may be subject to a 100% excise tax with respect to certain “redetermined rents,” “redetermined deductions,” and “excess interest” to ensure arm’s length (1) pricing for certain services provided by taxable REIT subsidiaries of Post to Post’s tenants and (2) allocation of shared expenses between Post and its taxable REIT subsidiaries. Finally, if Post acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in Post’s hands is determined by reference to the basis of the asset (or any other property) in the hands of the corporation, and Post recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by Post, then, to the extent of such property’s “built-in” gain (the excess of the fair market value of such property at the time of acquisition by Post over the adjusted basis of such property at such time), such gain will be subject to the highest corporate rate applicable, provided an election is made by Post to apply the principles of Section 1374 of the Code to such gain (a “Section 1374 election”).

      When Columbus Realty Trust (“Columbus”), which Post acquired by merger in 1997, was formed in 1993, it acquired certain built-in gain assets from a C corporation in a carryover basis transaction. Post believes that the aggregate net built-in gain with respect to such assets as of the date hereof is approximately $2.1 million. Post has filed a timely Section 1374 election with respect to the built-in gain assets acquired from Columbus. Accordingly, Post should be subject to a Section 1374 corporate-level tax if Post Apartment Homes sells a built-in gain asset in a taxable transaction during the ten-year period commencing on the date such assets were originally acquired by Columbus. Although Post has previously disposed of some of the built-in gain assets acquired from Columbus, Post has no current intention to incur the built-in gain tax with respect to the remaining assets that were acquired from Columbus.

Requirements for Qualification

      The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) (the “5/50 Rule”);

(7) that makes an election to be a REIT (or has made such election for a previous taxable year which has not been revoked or terminated) and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT status;

(8) that uses a calendar year for federal income tax purposes; and

(9) that meets certain other tests, described below, regarding the nature of its income and assets.

      The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year, that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months, and that condition (6) must be met during the last half of the taxable year. For purposes of determining stock ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Section 401(a) of the Code, however, generally is not considered an individual, and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust. Finally, Post will be treated as having met condition (6) above if it has complied with certain Treasury Regulations for ascertaining the ownership of its stock for such year and if it did not know (or after the exercise of reasonable diligence would not have known) that its stock was sufficiently closely held during such year to cause it to fail condition (6).

      Post’s Articles of Incorporation contain restrictions regarding the transfer of its shares that are intended to assist Post in continuing to satisfy the share ownership requirements described in clauses (5) and (6) above. See “Description of Common Stock — Restrictions on Transfer.”

      Section 856(i) of the Code provides that a corporation that is a “qualified REIT subsidiary” shall not be treated as a separate corporation for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a “qualified REIT subsidiary” shall be treated as assets, liabilities and items of income, deduction and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned directly by the REIT. Certain subsidiaries of Post constitute qualified REIT subsidiaries. Accordingly, in applying the income and asset tests described below, such subsidiaries will be ignored for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction, and credit of Post. Such subsidiaries therefore will not be subject to federal corporate income taxation, although they may be subject to state and local taxation.

      In the case of a REIT that is a partner in an entity that is classified for federal income tax purposes as a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership (based on the REIT’s capital interest in the partnership) and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests described below. The ownership of interests in Post Apartment Homes by Post will result in its proportionate share of the assets, liabilities and items of income of Post Apartment Homes being treated as assets, liabilities and items of income of Post for purposes of the asset and income tests described below.

      Income Tests. In order for Post to maintain its qualification as a REIT, two requirements relating to gross income must be satisfied annually. First, at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

      The rent received by Post from its tenants will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based, in whole or in part, on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant of Post will not qualify as “rents from real property” in satisfying the gross income tests if Post, or a direct or indirect owner of 10% or more of Post, directly or constructively owns 10% or more of such tenant (a “Related Party Tenant”) unless such tenant is a “taxable REIT subsidiary” of the REIT and certain other conditions are satisfied. Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” Finally, for the rent to qualify as “rents from real property,” Post generally must not operate or manage its properties or furnish or render services to the tenants of such properties, other than through an “independent contractor” who is adequately compensated and from whom Post derives or receives no income. The “independent contractor” requirement, however, does not apply to the extent the services provided by Post are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant.” In addition, the “independent contractor” requirement will not apply to noncustomary services provided by Post, the annual value of which does not exceed 1% of the gross income derived from the property with respect to which the services are provided (the “1% de minimis exception”). For this purpose, such services may not be valued at less than 150% of Post’s direct cost of providing the services, and any gross income deemed to have been derived by Post from the performance of noncustomary services pursuant to the 1% de minimis exception will constitute nonqualifying gross income under the 75% and 95% gross income tests. In addition, in taxable years beginning after December 31, 2000, a “taxable REIT subsidiary” of a REIT may provide noncustomary services to the tenants of the REIT without causing the rents paid by such tenants to be disqualified as “rents from real property.”

      Post does not charge rent for any portion of any property that is based, in whole or in part, on the income or profits of any person. In addition, Post does not receive any material rent from a Related Party Tenant. Finally, Post intends to provide any noncustomary services through qualifying independent contractors or its taxable REIT subsidiaries or in compliance with the 1% de minimis exception.

      Post Apartment Homes receives fees in consideration of the performance of management, landscaping and administrative services with respect to properties that are not wholly owned, directly or indirectly, by Post Apartment Homes. A portion of such fees (corresponding to that portion of any such property owned by a third party) generally will not qualify under the 75% or 95% gross income tests. Post will also receive certain other types of non-qualifying income, including its allocable share of any dividends paid by Post Services to Post Apartment Homes (which will qualify under the 95% gross income test but not under the 75% gross income test). Post believes, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause Post to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

      If Post fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it nevertheless may qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if the failure to meet such tests is due to reasonable cause and not due to willful neglect, Post attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Post would be entitled to the benefit of those relief provisions. As discussed above in “— Qualification and Taxation of Post as a REIT,” even if those relief provisions apply, a 100% tax would be imposed on the net income attributable to the greater of the amount by which Post fails the 75% and 95% gross income tests (or a 90% test for taxable years beginning after December 31, 2000).

      Asset Tests. At the close of each quarter of its taxable year, Post also must satisfy several tests relating to the nature of its assets. First, at least 75% of the value of Post’s total assets must be represented by real estate assets (including its allocable share of real estate assets held by Post Apartment Homes and any subsidiary partnerships or limited liability companies), stock or debt instruments held for not more than one year that are purchased with the proceeds of a stock offering or long-term public debt offering of Post, cash, cash items and government securities. Second, of the investments not included in the 75% asset class, the value of any one issuer’s debt and equity securities owned by Post (including its allocable share of such securities owned by Post Apartment Homes) may not exceed 5% of the value of Post’s total assets. Third, Post may not own more than 10% of any one issuer’s outstanding voting securities, and, with respect to taxable years beginning after December 31, 2000, more than 10% of the total value of any one issuer’s outstanding debt and equity securities. Debt of an issuer that is secured by real estate assets does not constitute a “security” for purposes of the 5% and 10% asset tests.

      For taxable years beginning after December 31, 2000, the 5% and 10% asset tests described above do not apply to the securities of a “taxable REIT subsidiary” of the REIT, although the value of the debt and equity securities of all taxable REIT subsidiaries owned by the REIT cannot represent more than 20% of the value of the REIT’s total assets. Any corporation in which a REIT directly or indirectly owns stock (other than another REIT, a corporation which directly or indirectly operates or manages a lodging facility or a health care facility, and, with certain exceptions, a corporation which directly or indirectly provides to any other person (under a franchise, license, or otherwise) rights to any brand name under which any lodging facility or health care facility is operated) may be treated as a “taxable REIT subsidiary” if the REIT and the corporation file a joint election with the Internal Revenue Service for the corporation to be treated as a taxable REIT subsidiary of the REIT.

      Post has filed joint elections with each of Post Services and Addison Circle Access, Inc. to have such corporations, as well as the corporate subsidiaries of Post Services, treated as taxable REIT subsidiaries of Post as of January 1, 2001. Accordingly, the debt and equity securities of Post Services and Addison Circle Access that are held by Post Apartment Homes are no longer subject to the 5% asset test or the 10% asset tests. In addition, because the 10% voting securities test does not apply to the securities of a taxable REIT subsidiary, Post Apartment Homes intends to acquire the voting stock of Post Services and Addison Circle Access, which is currently held by executive officers of Post.

      Post believes that its pro rata share of the debt and equity securities of Post Services and Addison Circle Access represents less than 20% of the value of Post’s total assets, and, with respect to taxable years ending on or before December 31, 2000, represented less than 5% of the value of Post’s total assets. In addition, Post believes that it satisfies the 5% and 10% asset tests with respect to Post Apartment Homes’ ownership of the stock of certain corporations that have not elected to become taxable REIT subsidiaries of Post. No independent appraisals have been obtained, however, to support these conclusions, and King & Spalding, in rendering its opinion as to Post’s qualification as a REIT, is relying on Post’s representation as to the value of Post’s assets. Although Post plans to take steps to ensure that it continues to satisfy all of the applicable REIT asset tests, there can be no assurance that such steps will always be successful or will not require a reduction in Post Apartment Homes’ overall interest in the taxable REIT subsidiaries or its other investments.

      A number of constraints are imposed on REITs and their taxable REIT subsidiaries to ensure that REITs cannot, through taxable REIT subsidiaries, engage in substantial non-real estate activities and also to ensure that taxable REIT subsidiaries pay an appropriate corporate-level tax on their income. For example, a taxable REIT subsidiary will be subject to the “earnings stripping” rules of the Code with respect to interest paid to the REIT, which could disallow a portion of the taxable REIT subsidiary’s interest deductions under certain circumstances. In addition, a 100% excise tax may be imposed on the REIT with respect to certain “redetermined rents”, “redetermined deductions”, and “excess interest” to ensure arm’s length (1) pricing for services provided by the taxable REIT subsidiary to REIT tenants and (2) allocation of shared expenses between the REIT and the taxable REIT subsidiary.

      Distribution Requirements. In order to qualify as a REIT, Post is required to distribute with respect to each taxable year dividends (other than capital gain dividends) to its shareholders in an aggregate amount at least equal to (1) the sum of (A) 95% (90% beginning in 2001) of its “REIT taxable income” (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% (90% beginning in 2001) of the net income (after tax), if any, from foreclosure property, minus (2) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Post timely files its federal income tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that Post does not distribute all of its net capital gain or distributes at least 95% (90% beginning in 2001), but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if Post should fail to distribute during each calendar year at least the sum of:

•	85% of its REIT ordinary income for such year,

•	95% of its REIT capital gain income for such year and

•	any undistributed taxable income from prior periods,

it would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the sum of the amounts actually distributed and amounts retained for which federal income tax was paid.

      Post has made and intends to continue to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of Post Apartment Homes authorizes a qualified REIT subsidiary of Post, as general partner, to take such steps as may be necessary to cause Post Apartment Homes to distribute to its partners an amount sufficient to permit Post to meet these distribution requirements. It is possible, however, that Post, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at Post’s taxable income, or if the amount of nondeductible expenses (such as principal amortization or capital expenses) exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, Post may cause Post Apartment Homes to arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, Post Apartment Homes may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

      Under certain circumstances, Post may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to its shareholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Although Post may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

      Recordkeeping Requirements. Pursuant to applicable Treasury Regulations, Post must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding shares. Post intends to comply with these requirements.

Failure to Qualify

      If Post fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Post fails to qualify will not be deductible nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Post also will be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to predict whether in all circumstances Post would be entitled to such statutory relief.

Other Tax Considerations

      Tax Status of Post Apartment Homes and Other Pass-Through Entities. All of Post’s investments have been made through Post Apartment Homes, which in turn holds an interest in a number of subsidiary partnerships. In the opinion of King & Spalding, Post Apartment Homes and the subsidiary partnerships (other than any subsidiary partnerships that are 100% beneficially owned by Post Apartment Homes and disregarded for federal income tax purposes) qualify as partnerships for federal income tax purposes and not as associations taxable as corporations or as publicly traded partnerships taxable as corporations.

      A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent of a secondary market. Treasury Regulations, which are effective for taxable years beginning after December 31, 1995 (the “PTP Regulations”), provide limited safe harbors, which, if satisfied, will prevent a partnership’s interests from being treated as readily tradable on a secondary market or the substantial equivalent thereof. The “private placement” safe harbor applies if (1) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. Post Apartment Homes does not currently meet the private placement safe harbor of the PTP Regulations because it has more than 100 partners.

      Under a special grandfather rule, an existing partnership may continue to rely on safe harbors contained in IRS Notice 88-75 until its first taxable year beginning after December 31, 2005, unless the partnership adds a “substantial new line of business” after December 4, 1995. Post believes that Post Apartment Homes has satisfied, and will continue to satisfy, the private placement safe harbor under such Notice because, in part, it has fewer than 500 direct and indirect partners. In addition, Post believes that it has not added a “substantial new line of business” since December 4, 1995. Upon expiration of the grandfather period, if Post Apartment Homes does not at that time satisfy the private placement safe harbor of the PTP Regulations, it is possible that Post Apartment Homes could be classified as a publicly traded partnership. In that event, Post Apartment Homes should satisfy a special “passive income” exception provided in Section 7704(c) of the Code and therefore should not be subject to federal income tax at the corporate level. However, if Post Apartment Homes were classified as a publicly traded partnership, the partners of Post Apartment Homes would nevertheless be subject to special passive loss limitation rules in Section 469(k) of the Code.

      If Post Apartment Homes were treated as an association taxable as a corporation, Post would fail the 75% asset test. Further, if the subsidiary partnerships were treated as taxable corporations, then Post would cease to qualify as a REIT if Post’s ownership interest in such partnership exceeded 10% of the partnership’s voting interests or the value of such interest exceeded 5% of the value of Post’s assets or, beginning in 2001, 10% of the value of the outstanding interests in the partnership. Furthermore, in such a situation, distributions from the subsidiary partnerships to Post would be treated as dividends, which are not qualifying income under the 75% gross income test described above and which could therefore make it more difficult for Post to meet such test. See “— Failure to Qualify” above for a discussion of the effect of Post’s failure to meet such tests for a taxable year. Finally, Post would not be able to deduct its share of losses generated by any of the subsidiary partnerships in computing its taxable income.

      Taxation of Post Services and Operating Subsidiaries. Post Services and its existing subsidiaries file a corporate consolidated return for federal income tax purposes. The consolidated taxable income of these companies is subject to tax at regular corporate rates. To the extent such entities are required to pay federal, state and local income taxes, the cash available for distribution to shareholders will be correspondingly reduced.

      State and Local Taxes. Post, Post Apartment Homes and its subsidiaries may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or own property. The state and local tax treatment of Post, Post Apartment Homes and its subsidiaries may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Securities.

Taxation of Taxable U.S. Shareholders

      As long as Post qualifies as a REIT, distributions made to taxable U.S. Shareholders (as hereinafter defined) out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. Shareholders (as hereinafter defined) as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term “U.S. Shareholder” means a holder of Post’s shares that for United States federal income tax purposes is:

(1) a citizen or resident of the United States,

(2) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or the District of Columbia,

(3) an estate the income of which is subject to United States federal income taxation regardless of its source, or

(4) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and (B) one or more United States persons have the authority to control all substantial decisions of the trust.

      Distributions that are designated as capital gain dividends will be taxed as gain from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed Post’s actual net capital gain for the taxable year) without regard to the period for which the U.S. Shareholder has held his or her shares. The tax rates applicable to such capital gain are discussed below. However, corporate U.S. Shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted basis of the U.S. Shareholder’s shares, but will reduce the adjusted basis of such shares. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a U.S. Shareholder’s shares, such distributions will be included in income as capital gain, assuming that such shares are capital assets in the hands of the U.S. Shareholder. The tax rate to which such capital gain will be subject will depend on the U.S. Shareholder’s holding period for his shares. In addition, any distribution declared by Post in October, November or December of any year and payable to a U.S. Shareholder of record on a specified date in any such month shall be treated as both paid by Post and received by the U.S. Shareholder on December 31 of such year, provided that the distribution is actually paid by Post during January of the following calendar year.

      Post may make an election to treat all or part of its undistributed net capital gain as if it had been distributed to its shareholders. As described above, these undistributed amounts would be subject to corporate level tax payable by Post. If Post should make such an election, its shareholders would be required to include in their income as long-term capital gain their proportionate share of Post’s undistributed net capital gain as designated by Post. Each such shareholder would be deemed to have paid his proportionate share of the income tax imposed on Post with respect to such undistributed net capital gain, and this amount would be credited or refunded to the shareholder. In addition, the tax basis of the shareholder’s stock would be increased by his proportionate share of undistributed net capital gains included in his income less his proportionate share of the income tax imposed on Post with respect to such gains.

      U.S. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of Post. Instead, such losses would be carried over by Post for potential offset against its future income (subject to certain limitations). Taxable distributions from Post and gain from the disposition of its shares will not be treated as passive activity income and, therefore, U.S. Shareholders generally will not be able to apply any “passive activity losses” (such as losses from certain types of limited partnerships in which a shareholder is a limited partner) against such income. In addition, taxable distributions from Post generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Post’s shares (or distributions treated as such), however, will be treated as investment income only if the U.S. Shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. Post will notify shareholders after the close of Post’s taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

      In general, any gain or loss realized upon a taxable disposition of Post’s shares by a U.S. Shareholder who is not a dealer in securities will be treated as a capital gain or loss. Lower marginal tax rates for individuals may apply in the case of capital gains, depending on the holding period of Post’s shares that are sold. However, any loss upon a sale or exchange by a U.S. Shareholder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from Post required to be treated by such U.S. Shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of Post’s shares may be disallowed if other Post shares are purchased within 30 days before or after the disposition.

      For non-corporate taxpayers, the tax rate differential between capital gain and ordinary income may be significant. The highest marginal non-corporate income tax rate applicable to ordinary income is 39.6%, but any capital gain generally will be taxed to a non-corporate taxpayer at a maximum rate of 20% with respect to capital assets held for more than one year. The tax rates applicable to ordinary income apply to gain from the sale or exchange of capital assets held for one year or less. In the case of capital gain attributable to the sale or exchange of certain real property held for more than one year, an amount of such gain equal to the amount of all prior depreciation deductions not otherwise required to be taxed as ordinary depreciation recapture income will be taxed at a maximum rate of 25%. With respect to distributions designated by a REIT as capital gain dividends (including any deemed distributions of retained capital gains), the REIT also may designate and will notify shareholders, subject to certain limits, whether the dividend is taxable to non-corporate shareholders as a 20% rate gain distribution or an unrecaptured depreciation distribution taxed at a 25% rate.

      The characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against a non-corporate taxpayer’s ordinary income only up to a maximum annual amount of $3,000. Non-corporate taxpayers may carry forward their unused capital losses. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of its capital gains, with unused losses eligible to be carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

      Post will report to its U.S. Shareholders and to the IRS the amount of distributions paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. Shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Shareholder who does not provide Post with his correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. Shareholder’s income tax liability. In addition, Post may be required to withhold a portion of capital gain distributions to any U.S. Shareholders who fail to certify their nonforeign status to Post. See “— Taxation of Non-U.S. Shareholders.”

Taxation of Tax-Exempt Shareholders

      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts (“Exempt Organizations”), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by Post to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of shares with “acquisition indebtedness,” a portion of its income from distributions on such shares will constitute UBTI pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans that are exempt from taxation under paragraphs (7), (9), (17) and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from Post as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% (by value) of the shares of a REIT would be required to treat a percentage of the dividends on its shares as UBTI (the “UBTI Percentage”). The UBTI Percentage is the gross income, less related direct expenses, derived by Post from an unrelated trade or business (determined as if Post were a pension trust) divided by the gross income, less related direct expenses, of Post for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Common Stock only if (1) the UBTI Percentage is at least 5%, (2) Post qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of Post, in proportion to their actuarial interests in the pension trust and (3) either (A) one pension trust owns more than 25% of the value of such shares or (B) a group of pension trusts individually holding more than 10% of the value of shares collectively owns more than 50% of the value of the shares.

Taxation of Non-U.S. Shareholders

      The rules governing United States federal income taxation of nonresident alien individuals and foreign corporations, foreign partnerships and other foreign holders of Post’s shares that are not U.S. Shareholders as defined above (collectively, “Non-U.S. Shareholders”) are complex and no attempt will be made herein to provide more than a summary of such rules. Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in the securities, including any reporting requirements.

      Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by Post of United States real property interests and are not designated by Post as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of Post’s current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in shares is treated as effectively connected with the Non-U.S. Shareholder’s conduct of a United States trade or business, the Non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to such distributions (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, a foreign corporation receiving income that is treated as effectively connected income may be subject to an additional 30% “branch profits” tax, unless an applicable tax treaty reduces or eliminates that tax. Post expects to withhold United States income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (1) a lower treaty rate applies and any required form (e.g., IRS Form W-88EN) evidencing eligibility for that reduced rate is filed with Post or (2) the Non-U.S. Shareholder files an IRS Form W-8ECI with Post.

      Distributions in excess of current and accumulated earnings and profits of Post will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder’s shares but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder’s shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of his shares as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of the payor’s current and accumulated earnings and profits.

      Post is required to withhold 10% of any distribution in excess of its current and accumulated earnings and profits to the extent that its shares constitute “U.S. real property interests” under Section 897(c) of the Code. Consequently, although Post intends to withhold at a rate of 30% on the entire amount of any distribution to a Non-U.S. Shareholder, to the extent that Post does not do so, any portion of a distribution not subject to 30% withholding may be subject to 10% withholding under certain circumstances.

      For any year in which Post qualifies as a REIT, distributions that are attributable to gain from sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a United States business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. Shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. Post is required to withhold 35% of any distribution that is designated by it as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder’s U.S. tax liability.

      Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if Post is a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. Post believes that it is currently a “domestically-controlled REIT” and, therefore, the sale of Common Stock will not be subject to taxation under FIRPTA. However, because Post’s shares are publicly traded, no assurance can be given that Post is or will continue to be a “domestically-controlled REIT.” In addition, a Non-U.S. Shareholder that owned (actually or constructively under certain constructive ownership rules) 5% or less of Post’s outstanding shares at all times during a specified testing period will not be subject to tax under FIRPTA if such shares are regularly traded on an established securities market (e.g., the NYSE, on which the shares are currently traded). Furthermore, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (1) investment in shares is effectively connected with the Non-U.S. Shareholder’s United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (2) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to a special alternative minimum tax in the case of nonresident alien individuals).

Other Tax Consequences

      Post’s shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which they own property, transact business or reside. The state and local tax treatment of Post’s shareholders may not conform to the federal income tax consequences discussed above (although shareholders who are individuals generally should not be required to file state income tax returns outside of their state of residence with respect to Post’s operations and distributions).

Taxation of Holders of Preferred Stock, Depositary Shares and Debt Securities

      If Post offers one or more series of preferred stock or depositary shares, or if Post Apartment Homes offers one or more series of debt securities, then there may be tax consequences for the holders of such securities not discussed herein. For a discussion of any such additional consequences, see the applicable prospectus supplement.

PLAN OF DISTRIBUTION

      We may sell any securities:

•	through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers.

      The distribution of the securities may be effected from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale; or

•	at prices related to such prevailing market prices, or at negotiated prices.

      For each series of securities, the prospectus supplement will set forth the terms of the offering including:

•	the initial public offering price;

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	our proceeds from the sale of the securities;

•	any underwriting discounts, agency fees, or other compensation payable to underwriters or agents;

•	any discounts or concessions allowed or reallowed or repaid to dealers; and

•	the securities exchanges on which the securities will be listed, if any.

      If we use underwriters in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or thereafter. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. In connection with an offering, underwriters and selling group members and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the securities in accordance with applicable law.

      If we use dealers in the sale, we will sell securities to such dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. If we use agents in the sale, they will use their reasonable best efforts to solicit purchases for the period of their appointment. If we sell directly, no underwriters or agents would be involved. We are not making an offer of securities in any state that does not permit such an offer.

      Underwriters, dealers and agents that participate in the securities distribution may be deemed to be underwriters as defined in the Securities Act of 1933. Any discounts, commissions, or profit they receive when they resell the securities may be treated as underwriting discounts and commissions under that Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or to contribute with respect to payments that they may be required to make.

      We may authorize underwriters, dealers or agents to solicit offers from certain institutions whereby the institution contractually agrees to purchase the securities from us on a future date at a specific price. This type of contract may be made only with institutions that we specifically approve. Such institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

      The securities, other than the common stock, will be new issues of securities with no established trading market and unless otherwise specified in the applicable prospectus supplement, we will not list any series of the securities on any exchange. It has not presently been established whether the underwriters, if any, of the securities will make a market in the securities. If the underwriters make a market in the securities, such market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the securities.

LEGAL MATTERS

      King & Spalding will pass upon the legality of the securities offered by this prospectus. King & Spalding will pass upon certain tax matters related to Post. Herschel M. Bloom, a member of King & Spalding, is a director of Post. Any underwriters, dealers or agents will be represented by their own legal counsel.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Post Properties, Inc. and Post Apartment Homes, L.P. for the year ended December 31, 1999, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

$
Post Apartment Homes, L.P.
% Notes due

PROSPECTUS SUPPLEMENT
, 2006

Wachovia Securities
JPMorgan
SunTrust Robinson Humphrey
Wells Fargo Securities
Daiwa Securities America Inc.
PNC Capital Markets LLC